11/5

02055733

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Goodman Fielder

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

NOV 13 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2009 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 11/5/02

82-2009

Goodman Fielder

AR/S
6-30-02


Uncle Tobys
Quick
OATS
VitaBrits

2002 Concise Annual Report

Invitation to the Annual General Meeting

Goodman Fielder takes great pleasure in inviting shareholders to attend the 2002 Annual General Meeting to be held at the Wesley Centre, 220 Pitt Street, Sydney at 10.00 am on Friday, 8 November.

This is Goodman Fielder's third concise report and is designed to provide an overview of our activities and financial position for the year to 30 June 2002.

Shareholders can review a copy of the concise report and the financial statements on the Company web site (www.goodmanfielder.com.au). Alternatively, shareholders can request a copy of the full financial report to be mailed to them. To do so, please e-mail the Company on corporate.affairs@goodmanfielder.com.au. You can also fax your request on 02 8874 6063 or call Corporate Affairs on 02 8874 6110.

Goodman Fielder Limited
ACN 000 003 958
ABN 44 000 003 958
75 Talavera Road, Macquarie Park
NSW 2113 Australia

Contents

Building our brands >



Vita Brits
Uncle Tobys
MeadowLea
Australia's Number 1
Cholesterol Free
Spread with Sunflower & Canola Oils
500g
Buttercup
Helga's
Quality Bakers
Praise
White Wings
Flame
Pampas

Our report card

2002 Highlights

- Net operating profit up 12.2 per cent to $132.4 million
- Net operating profit, after significant items, of $162.4 million
- Net operating cash flow up $98 million to $327 million
- Return on funds employed up 3.8 points to 15 per cent
- Economic profit of $21.8 million, a $49 million turnaround on the previous year
- Basic earnings per share, before significant items, up 1.2 cents to 10.5 cents per share
- Dividend maintained at 7.5 cents per share and 50 per cent franked



Chief Executive Officer Tom Park

...to grow sales and earnings.



Chairman Dr Keith Barton

Chairman's report

This year marked a turning point for Goodman Fielder. There was Board and management renewal, we began implementation of a Strategic Action Plan and we delivered on promises to improve operating performance with a 12.2 per cent increase in earnings to $132.4 million. All employees are to be congratulated for this outstanding effort.

I was appointed your Chairman in March 2002, replacing Jon Peterson who retired because of ill-health in October 2001. The Board of Directors would like to express their appreciation for Jon's contribution as Chairman during a very difficult transition period for the Company.

The Board also thanks Deputy Chairman, Sir Dryden Spring, who was acting Chairman until I was appointed.

Goodman Fielder appointed a new Managing Director and Chief Executive Officer, Mr Tom Park, in October 2001.

In the short time Tom has been with the Company, he has firmly put his own stamp on the business, with a new set of operating principles that have focused the management team and employees on productivity as the fuel for growth and investments in our retail branded businesses.

The Board is pleased with progress being made in implementation of the Strategic Action Plan, including the sale of non-core businesses, and the underlying improvement in operating and financial performance. A more active approach to capital management includes a $200 million on-market share buy back that has contributed to improved earnings per share.

The Board will continue to focus on strategies to further improve operating and financial performance and enhance shareholder returns in the future.

Dr Keith Barton
CHAIRMAN

CEO's report

Creditable full year performance

The 2002 full year profit result was a creditable performance in a year when substantial progress was made towards establishing Goodman Fielder as the leading retail branded food company in Australasia and the Pacific.

Each of the core businesses recorded solid performances despite the internal and external pressures of restructuring, divestments, management change and competitive markets. Our employees have stayed focused on their priorities and are to be congratulated for their ongoing commitment and performance.

The quality of core business earnings is starting to improve as a result of the divestment program and the ongoing focus on productivity as the fuel for growth within the Company. There are tangible signs that we are headed in the right direction – core business earnings before interest and tax (EBIT) is up 3.6 per cent to $193.7 million, the EBIT to sales margin is up 0.7 points to 8.6 per cent and our return on funds employed is up 3.8 points to 15 per cent.

Our divestment program has reduced net sales in the short term, but has also reduced our dependence on commodities, improved our retail focus and directly contributed to improvement in return on funds employed and economic profit.

Goodman Fielder will continue to generate productivity savings from operational efficiencies to invest in our core brands for improved sustainability of earnings and future growth. Last year we invested savings from operational efficiencies at major sites to fund increased advertising for our core brands including campaigns on Uncle Tobys, Mighty Soft bread and Bluebird products.

We will continue to use internally generated savings to fund sustainable growth in our existing brands and market shares rather than boost short term profits. The proportion of retail sales to total sales will rise from 49 per cent to 65 per cent following the sale of our global gelatine business and the divestment of the flour milling business in Australia. This is consistent with our vision of making Goodman Fielder the leading retail branded food company in Australasia and the Pacific.

Ongoing improvement in key financial ratios, an active capital management program and increasing shareholder returns remain a priority for Goodman Fielder.

Thomas P. Park
CHIEF EXECUTIVE OFFICER


Praise
MAYONNAISE
97% Fat Free
MeadowLea
Hi-Omega
NEW
UNCLE TOBYS
VitaBrits
Goodman Fielder

Implementing our strategy >

Core business earnings

In the 2002 fiscal year, Goodman Fielder revised the way it reports its earnings to reflect its new business structure. As a result, sales and earnings numbers may not be strictly comparable with previous reporting periods. Goodman Fielder also continued a divestment program aimed at selling non-core businesses. It is therefore more important to focus on the sales and earnings numbers for the ongoing or core businesses during our transition to a more focused retail branded food group.

	EBIT		Variance
A$M	**F01**	**F02**	**%**
Consumer Foods[1]	81.7	79.9	-2.2
Baking Australia[2]	49.4	55.1	+11.5
New Zealand[3]	64.6	68.0	+5.3
International[4]	29.6	18.8	-36.5
Other[5]	-38.4	-28.1	+26.8
Core EBIT	**186.9**	**193.7**	**+3.6**
Milling Australia[6]	23.9	25.5	+6.7
Ingredients[7]	32.2	35.0	+8.7
Total EBIT	**243.0**	**254.2**	**+4.6**

Notes

(1) Combined Uncle Tobys and Meadow Lea businesses in Australia. Sale of water ice, Winn and Saunders products.

(2) Fresh Start joint venture in second half of fiscal 2002. Includes Serrol and Food Coatings following the sale of Milling Australia.

(3) Combined Milling and Baking, Meadow Lea and Bluebird businesses in New Zealand.

(4) Sale of Southland business in New Zealand and Goody Foods business in Taiwan in second half of fiscal 2002.

(5) Headquarters and unallocated corporate costs.

(6) Milling Australia was sold to a joint venture of GrainCorp Ltd and Cargill Australia Ltd in August 2002.

(7) Leiner Davis gelatine business. Sale of all but two Leiner Davis sites in second half of fiscal 2002.



Mark Barr
Managing Director
Marketing and Innovation
Ian Glasson
Managing Director
GF Ingredients
Rob Gordon
Managing Director
GF Consumer Foods
Garry Habel
Managing Director
GF International
Grant Logan
Chief Financial Officer
Simon McDowall
Managing Director
Baking Australia
Mark Sage
Group Director
Human Resources
Ron Vela
Managing Director
GF New Zealand
Rob White
Managing Director
Milling Australia

The end result of this productivity and capital management work will be improving shareholder returns.

Shareholder value business model

To fuel our growth, our shareholder value model focuses on significant productivity improvements from every part of our business to generate the funds for reinvestment in improved brand support. This will drive core brand growth in the future. There are substantial additional savings to come out of our businesses as a result of the application of rigorous and consistent processes within the business. We are on track to achieve the cost savings identified in the Strategic *Action Plan*. Additional savings are still being identified as continuous improvement becomes part of our operational focus and material usage, formulation, distribution and overheads are contained. Our model leads to greater sustainability in earnings as there will be less potential for commodity swings to impact our businesses.

Productivity gains will be reflected in gross margin improvements with a portion of savings invested in increased brand support to create a stronger consumer franchise. In an environment of contained overheads, this will lead to improvements in the EBIT to sales margin and sustainable earnings growth.

Active capital management represents the other arm of our shareholder value model. Funds employed in the business will be contained through asset sales, improved working capital and tightly managed capital expenditure. Our focus on existing core brands enables us to minimise demands for major new capital expenditure and target capital expenditure at known opportunities.

The growth in return on funds employed (ROFE) towards our mid-term target of 15 per cent is supported by the effective focus on funds employed and sustainable EBIT growth in our ongoing business. Improved capital management and the announced share buy back also result in improved earnings per share over time.

The ultimate benefit of this operating model is improved shareholder value and returns. We have made progress towards this model. We do not expect to obtain the full benefit for a couple of years as core processes are installed across Goodman Fielder and our employees utilise these processes to reduce our cost base and improve both the level and quality of brand support.

Over time, we can build sustainable growth in our core retail brands as we focus on the basics of quality, value, availability and clear communication of our product benefits.

The end result of this productivity and capital management work will be improving shareholder returns.



...to increase shareholder returns.

Goodman Fielder's
Shareholder value business model


PRODUCTIVITY
Brand support
Margins
Brand growth and mix
EBIT
EBIT margin
Sustainable EBIT growth
CAPITAL MANAGEMENT
Asset management
Working capital
Capex
Contained funds employed
ROFE growth
Economic profit
EPS growth
Shareholder returns







Goodman Fielder's seven core operating principles developed by the senior management team in November 2001 form both a model of how we will manage our business and a guideline to align decision-making at all levels of our organisation. They are now embedded in our planning across the Company and underpin the delivery of our shareholder value model.

Our core operating principles

1...

Focus on core retail brands

We will work to grow retail brands over time, while reducing efforts spent on non-core activities. As stated, without GF Ingredients and Milling Australia, our percentage of retail branded businesses will rise to approximately two-thirds of total sales. Current brand support levels, and particularly media and advertising, have been inadequate and need to grow.

2...

Reduce complexity

We will remove excess complexity to allow greater focus on productivity and effective brand management. Examples include our reduction in business units from 11 to six, a reduction in stock-keeping units by 21 per cent over the past year and the bringing together of our field sales forces in Australia and New Zealand to the biggest sales force on both sides of the Tasman.

3...

Improve productivity to fund brand growth

This requires a Company-wide effort on productivity as the fuel for growth, with clear targets and accountabilities. Conversion costs, overhead reductions, material management, yields, formulation savings, warehousing and distribution, strategic sourcing and reduced wastage are all targeted for savings with clear and sustainable processes in place to realise these savings over time.

We have reduced our manufacturing plants from 160 to 90 sites in the past few years, decreased overheads as we reduce the number of business units, and delivered more than $50 million in net productivity benefits in F02.

4...

Leverage best practice across Goodman Fielder

We will leverage our existing assets more actively and effectively, whether they are our physical assets, our people capabilities, or our existing brands. This will see best practice shared across the Company, capital expenditure rigorously controlled and return on funds employed improved over time.




is best!

A focused approach >

5...

Drive value for customers and consumers

We will maintain an external focus to ensure our activities are driving value for our customers and consumers, and build equity in our brands and our Company over time. In the early months of the first half, our delivery in full on time (DIFOT) was not adequate and was a top priority for improvement. This has been addressed and we now have an improved platform to build higher value partnerships with our customers in the future.

6...

Total commitment to business basics

We will have a powerful underlying commitment to the basics of good business: safety for both employees and consumers; a quality focus in all that we do; a true commitment to customer service and rigorous attention to all compliance issues, including environmental management. Over the past four years, our lost-time injury frequency rate (per million hours) has fallen from 53 to 6.5, an 88 per cent reduction. An equal focus on consumer complaints is under way.

7...

Invest in people, results-oriented teamwork

We will have a total belief in the power of teamwork to deliver specific results and superior outcomes and we will invest in our people and their skills to equip them to succeed.







Goodman Fielder is committed to its employees. We regularly invest in programs to improve leadership development, increase occupational health and safety and enhance our environmental management. We are also committed to supporting the communities in which we operate.

Investing in our future

Our employees – Making a difference

Goodman Fielder employs more than 12,500 people around the world who are integral to the ongoing success of the Company.

Our people vision is to be recognised as a great company, where people can make a difference, develop their careers and earn great rewards in a supportive workplace environment.

We encourage diversity through our processes of recruitment and management development, and by encouraging working arrangements that assist employees to balance their work, personal lives and responsibilities.

We believe all individuals have the right to work free of harassment from fellow employees. We do not tolerate any form of discrimination of individuals on any grounds including racial, sexual, political, personal responsibilities, or disability.

As flagged last year, we are committed to leadership development. We launched both Leadership and Management Development programs in 2002 that specifically target improved performance through the development of specific organisational and individual competencies.

We have also expanded our frontline supervision program across the Company and have increased our investment in people year-on-year.

We also believe that regular and quality communication to and between employees regarding the business in which they work is critical to ensuring their commitment, involvement and retention within the business. During this year there will be a focused effort on improving our communication with all employees. Key initiatives will include our TALK program, Employee Survey and Staff Recognition Program.

Employee safety

Goodman Fielder is committed to providing a safe workplace for all our employees. During the past five years, Goodman Fielder has made substantial improvements in our safety performance. One of our core operating principles encapsulates a commitment to ensure our workplace is as safe as possible for all employees. Goodman Fielder's risk management program, *Safety the Goodman Fielder Way*, addresses the working environment, management systems and individual behaviours.

Goodman Fielder has set a safety vision of "No Injuries" which we will achieve through a process of continual improvement. In the past 12 months we recorded a 36 per cent reduction in our Lost Time Injury Frequency Rate. This followed a 28 per cent reduction in the previous year. The following chart, which shows the moving average total (MAT), highlights the progress we have made during the past five years and the challenge we still face in achieving our "No Injuries" objective.

A concerted focus offering additional safety advice and assistance for key sites



...to doing business >

throughout the year accelerated our safety improvements. *Safety the Goodman Fielder Way* workshops continue to be successful by increasing safety awareness and educating employees about safety practices and behaviour.
The workshops also provided managers and safety co-ordinators with the opportunities to learn through interaction and share successful ideas.
Our MOVE (Manual Handling training) initiative continues to deliver great results across the business, from a reduction in manual handling injuries through to positive employee feedback. Learned results are then translated into everyday improvements not only in the workplace but also in the home.
Diagnostic tools such as gap analysis, action planning, and corrective action techniques have also resulted in the continuous improvement of our safety programs. The WALK, TALK, CARE and SEEK elements of the safety program are established as industry best practice and continue to attract government and industry attention.



LTI (LTIFR MAT)
50
40
30
20
10
0
98
99
00
01
02

Footnote:
Lost Time Injury Frequency Rate (LTIFR) measures the number of lost time injuries for every one million hours worked.





Environmental care

With 90 manufacturing sites around the world, Goodman Fielder devotes considerable time and effort to manage environmental risks and to minimise the number of environmental incidents.

We have introduced integrated safety, health and environment reviews that identify key risks, train employees to improve practices and review performance, particularly where there have been environmental incidents.

We reported last year a legal action against the Company by the Environmental Protection Agency in Victoria for land and water pollution incidents in 2001. That case has now been concluded.

On 28 March 2002, Goodman Fielder pleaded guilty to a land and water pollution charge brought by the Environment Protection Authority in relation to two incidents at our West Footscray plant during a period of extreme rainfall.

The land pollution charge related to an incident on 25 April 2001 when approximately 1,000 litres of waste-water containing edible oils leaked through a bund wall into a small area of the adjacent Hansen Reserve.

The water pollution charge related to a discharge of waste-water via stormwater drains into Stony Creek on 29 April 2001. The discharge was visible for a two kilometre stretch of the creek, and is likely to have adversely affected the aquatic ecology of the creek.

Goodman Fielder was convicted by the Sunshine Magistrates' Court and ordered to pay the Environmental Protection Authority's costs and $43,510 to fund a water quality monitoring program for Stony Creek. The court also ordered publication of this notice.

Managers and employees at all Goodman Fielder manufacturing sites have intensified their efforts to improve stormwater management and will use better equipment and training to prevent run-off incidents in the future.

All businesses reduced the amount of packaging material used during the year and they increased the amount of material being recycled in line with our commitments under the National Packaging Covenant Action Plan. In the last 12 months, packaging changes made an important contribution to reduced waste.

Some of our sites actively sponsor projects to better understand and develop tools to improve environmental management as well as providing support for community involvement with catchment associations, landcare groups and local shires.

For example, as part of our responsible stewardship approach to land use, our Beaudesert site collaborated with the University of Queensland to manage the potential environmental impact of production on future generations. The project aims to help better understand the bio-mechanics of soil chemistry for land under irrigation.

In addition, Goodman Fielder





...that benefits all stakeholders.

provided industry leadership in a number of national forums for strategic development of environmental matters across the food sector. Through the food industry's peak representative organisation, the Australian Food and Grocery Council, Goodman Fielder contributed towards the industry's inaugural Environment Report to encourage tracking and improved environmental practices across the industry.

Supporting our communities

Goodman Fielder aims to be a socially responsible Company. Throughout the year we supported a range of non-profit groups, school education awards and health and nutrition initiatives.

Baking Australia and Woolworths continued a very successful Easter promotion featuring hot cross buns for the Australian Red Cross. GF Consumer Foods teamed up with New Idea magazine to support breast cancer research through a cause-related marketing program featuring Meadow Lea margarine.

Goodman Fielder also provided product or cash donations to a range of community organisations including Foodbank Australia, the Salvation Army, Jeans for Genes, Cuppa for Cancer, Riding for the Disabled, Sydney Fire Appeal, Camp Australia, and the Threatened Species Foundation.

In New Zealand, Goodman Fielder continued its annual School of the Year awards. The overall School of the Year winner was Frimley Primary in Hastings. The other four category winners came from Palmerston North, South Auckland, Nelson and Invercargill.

GF New Zealand also continued to support the sixth annual "Get Going with Breakfast" campaign. This is a school-based initiative that aims to teach children about the importance of eating breakfast so they can perform to their full potential, both mentally and physically.


MeadowLea
SUPPORT
BREAST CANCER
RESEARCH





GF Consumer Foods

Goodman Fielder Consumer Foods recorded a solid result in the 2002 fiscal year given the disruption caused by internal restructuring in the first half, divestments and very difficult trading conditions, especially in the food service sector.

Sales were up 2.1 per cent to $846.6 million but earnings were down 2.2 per cent to $79.9 million as a result of divestments and a slump in food service. Importantly, underlying performance was steadily improving. Moves to reduce working capital and improve cash flow resulted in a sustainable reduction of 15 per cent in average funds employed and pushed return on funds for the year to 15.3 per cent.

The food service market was very weak during the year because of the adverse impact on the hospitality industry of September 11 and the collapse of Ansett Airlines. These shocks followed a slow down in the hospitality industry after the introduction of the GST and the Olympics. Edible oil food service remains with GF Consumer Foods and we are targeting renewed growth. As a consequence, we have streamlined the remaining food service business to ensure it is competitive in the new business environment.

Two small divestments of non-core businesses also affected sales and earnings during the year. We sold our water ice business under the Kool Pops and Funny Face brands to Berri Limited in the first half of the fiscal year and sold our dried fruit and malt businesses under the Winn and Saunders brands to Australian Nut Processors in the second half of the fiscal year. We continue to explore potential divestments of small non-core businesses as we focus on our major retail branded businesses.

After the weak food service sector and divestments are


WHITE WINGS



White Wings is one of many icon and heritage brands owned by Goodman Fielder in Australia that have been used by generations of consumers.

taken into account, core retail sales increased by three per cent over the year. Improved customer service levels, which were below target levels earlier in the year, contributed to the improved sales performance in the second half.

Several marketing initiatives also reinforced the strength of our major retail brands. Overall, Uncle Tobys volumes for the year were up more than 10 per cent versus prior year and the launch of the Uncle Tobys Flakes Plus umbrella brand resulted in share gains in cereals. Instant packet soups also jumped in market share with the launch of an Asian range. Praise mayonnaise became market leader on the back of a squeezable variant, White Wings cake mixes also recorded solid sales growth to command a 50 per cent market share and Patak's Indian meal solutions showed strong growth.

GF Consumer Foods will continue to invest productivity savings in marketing programs in fiscal 2003. Two examples were the relaunch of our leading margarine brand, Meadow Lea, and the launch of a new Hi-Omega product. Our continued focus on manufacturing productivity helped GF Consumer Foods to partially offset the impact of higher commodity costs that we were not able to fully recover in pricing during the year. We will continue the combination of price recovery and productivity savings to offset further rises in commodity prices if they are sustained.

As part of our productivity drive, we announced plans to close our Smithfield plant with production being transferred to our Wahgunyah site, other parts of Goodman Fielder and third parties. We have now concluded detailed planning for this move which will be completed progressively during the next 12 months, generating improved productivity and enhanced food safety.


UNCLE TOBYS
Choc Chip
Chewy
Meadow Lea
Hi-Omega




Buttercup
Buttercup
WONDER
XTRA SOFT
MightySoft

Goodman Fielder makes nearly seven million loaves of bread and bread rolls every week for Australian consumers. This requires a major national logistics effort to deliver to 40,000 outlets every day.

Baking Australia

The strong fiscal 2002 result, with earnings up 11.5 per cent to $55.1 million, was due to a combination of productivity and marketing initiatives and excellent employee commitment to the business. The end result was an increase in return on funds employed to 12.9 per cent.

The key drivers of our result were ongoing productivity and cost reduction initiatives, pricing recovery of cost increases and the growth of our core brands despite aggressive competitor activity. We introduced a new hub approach to our baking operations that reduced duplication and improved execution and alignment across the sites. It also generated significant productivity improvements and cost reduction. We also continued to drive range simplification and rationalisation of our stock-keeping units right across the business.

This allowed Baking Australia to increase marketing of its core brands, including the successful launch of the new umbrella brand, Mighty Soft, that combines Buttercup, Sunicrust and Country Bake. The launch of Helga's Fruit Loaf built strong consumer awareness of this brand. Our leading bread brand, Wonder White, also continued to grow following a successful advertising and consumer promotion campaign. All three bread brands increased market share in fiscal 2002. In future, we will continue to use the savings generated from ongoing productivity improvements in


WONDER WHITE
WONDER WHITE
WONDER WHITE

manufacturing, logistics and range rationalisation to invest in our core retail brands such as Mighty Soft, Wonder White and Helga's.

In the second half of the 2002 fiscal year, Baking Australia announced a joint venture with McDonald's number one global bakery supplier, Fresh Start Bakeries. The joint venture will maintain a strong commitment to McDonald's in Australia and allow Baking Australia to increasingly focus on our retail branded business.

Milling Australia

Sales were up three per cent and earnings up nearly seven per cent in fiscal 2002. Return on funds employed also increased to 16.1 per cent.

However, Goodman Fielder announced a comprehensive review of its Australian milling and commercial mixing businesses, as part of its Strategic Action Plan to simplify the business and focus on its retail branded products.

Following the completion of the review, Goodman Fielder announced that it had decided to divest its Australian milling and commercial mixing assets.

We subsequently sold the milling businesses to a joint venture by GrainCorp Ltd and Cargill Australia Ltd for approximately $200 million.

The strategic alliance with GrainCorp and Cargill, which includes an input supply agreement covering key aspects such as flour quantity, quality and price, will secure the supply chain for our baked goods businesses.

Serrol and Food Coatings now report as part of Baking Australia following the sale of Milling.


HELGA'S
CONTINENTAL BAKEHOUSE
TRADITIONAL WHITE


WONDER WHITE
Great Taste


Bluebird
Originals
Potato Chips

GF New Zealand

Goodman Fielder New Zealand achieved a solid result in the 2002 fiscal year despite extensive internal restructuring across the Group, including the merger of six businesses, higher input costs and a short but costly strike at Bluebird Foods.

Sales and earnings increased by five per cent in Australian dollar terms to $511.4 million and $68 million respectively despite increased commodity costs, higher labour and material costs and competitive pricing pressure in all categories.

Ongoing productivity gains in wastage, labour efficiencies and overhead reductions, improvement in supply chain processes, and price recovery partially offset higher input costs. Better utilisation of information technology also helped to reduce inventory and improve service levels. A significant reduction in funds employed contributed to a record return on funds employed of 25.4 per cent.

The consolidation of our flour milling business in New Zealand was completed on time and budget following a NZ$12 million extension of the Mt Maunganui mill on the North Island and ongoing investments at the Christchurch mill on the South Island.

Important marketing initiatives were undertaken during the year, including reinvestment in core retail brands such as Quality Bakers, Bluebird, Meadow Lea, Uncle Tobys, Ernest Adams, Diamond, Edmonds, Irvines and Champion.

Bluebird salty snacks, including Originals potato chips, were supported by a new television advertising campaign and relaunch of the successful multipack and Kettle Chips products. We also relaunched Yum Bars and Fab Slabs under the Bluebird brand name.

New varieties of Freya's and Vogel's bread, Logicol margarine, Patak's Indian meal

New Zealand has some of the most modern, safe and efficient food production sites within the Group.



solutions and Paul Newman's Own dressings were launched. Meadow Lea and Diamond Pasta were also relaunched.

As a result, GF New Zealand retained the number one or number two market share position in 25 of 30 key categories.

GF New Zealand will continue to pursue a combination of productivity savings to offset rising input costs and reinvest net savings in core retail brands to enhance market share positions.

Key retail brands targeted for increased investment include Quality Bakers, Bluebird, Meadow Lea and Uncle Tobys.

Range rationalisation will also contribute towards improved efficiencies and improved performance.

There will be an ongoing emphasis on continuous improvements in quality and consistently high levels of customer service satisfaction.

Supply chain initiatives and capabilities have also been increased to leverage our operational infrastructure and significantly improve customer service levels.


QUALITY BAKERS
MeadowLea

GF International

After record performances in the last two years, tough trading conditions, particularly in Papua New Guinea, and divestments of non-core businesses adversely affected the performance of Goodman Fielder International in the last 12 months.

Sales fell by three per cent to $297.3 million and earnings before interest and tax fell by 36.5 per cent to $18.8 million.

However, our return on funds employed remained strong at 17 per cent.

Our PNG business had a very difficult year with sales volumes and earnings affected by declining consumer purchasing power, a weaker exchange rate and reduced access to the Highlands market due to road infrastructure problems.

Exports to Asia, particularly Japan, were affected by weak economic conditions.

However, GF International recorded strong sales of Pilot and Golden King margarine in China.

Conditions in the Pacific Islands were also mixed. Civil unrest adversely affected the performance of our businesses in the Solomon Islands but we recorded strong sales of Crest chickens in Fiji.

In line with the Company-wide strategy to focus on retail branded businesses in Australasia and the Pacific, GF International divested two non-core businesses during the year. Our frozen pastry export business, located in New Zealand, was sold to Invercargill Trading Limited in January 2002. In addition, our frozen Chinese dumpling business in Taiwan, Goody Foods, was sold to McCain Foods in June 2002.

The sale of non-core businesses, productivity improvements and an enhanced focus on strong retail branded categories will contribute to improved performances by GF International in future years.

We plan to continue to extend our strong retail brands in core categories throughout the Pacific Islands. Increasing exports of selected retail branded products from Australia and New Zealand into key Asian and Pacific markets will also be a focus area in the next 12 months.


Flame
lour
CREST
icken
Tuckers

GF Ingredients

Goodman Fielder Ingredients achieved a strong financial performance in the 2002 fiscal year on the back of ongoing productivity initiatives and the continued strength of global gelatin prices, particularly in key markets such as the United States and Europe.

Despite lower sales of $268.6 million given the divestments of Starch and Germantown, the Ingredients business delivered near record earnings of $35 million on the strength of the gelatin business performance. Return on funds employed increased to 12.8 per cent.

The performance of employees in delivering financial results exceeded expectations, particularly given the complex and lengthy divestment process during the 2002 fiscal year.

The decision to sell the three core businesses comprising GF Ingredients: Starch Australasia, Germantown and Leiner Davis, was in line with the Company's Strategic Action Plan to focus on its Australasian retail branded businesses.

Starch Australasia was sold in August 2000 to Penford Corporation for $98 million, the Germantown dairy stabilisers business was sold in August 2001 to Danisco A/S for $197.4 million and the majority of the Leiner Davis gelatin business was sold in March 2002 to DGF Stoess AG for $190.7 million.

The remaining Leiner Davis operations, consisting of two gelatin plants, one in Santa Fe in Argentina and one in Iowa in the United States, and sales operations in North and South America and Asia, remain the fourth-biggest gelatin business in the world and continue to make a solid contribution to sales and earnings.

However, in line with the Company strategy, these remaining operations will also be divested in due course.



Tuckers



Tuckers
Tuckers
Tuckers

Goodman Fielder has very strong retail brands in the Pacific Islands with big market shares in Tuckers ice-cream and other food products such as Crest chickens in Fiji.

Board of Directors

R. Keith Barton
BSc, PhD, FTSE

Age 62. Independent Director. Appointed a Director and Chairman of the Board – March 2002.

Former Managing Director of James Hardie Industries Ltd and former Executive Director of CSR Ltd. Other Directorships: Amcor Ltd, Citect Ltd and Tower Ltd. Councillor of the Royal Blind Society of New South Wales.

Sir Dryden Spring

Age 62. Independent Director. Appointed a Director – October 1989 and Deputy Chairman – April 2000.

Non-executive Chairman of Goodman Fielder in New Zealand. Chairman of New Zealand Dairy Board (1989 – 1999). Other Directorships: Nufarm Ltd, The National Bank of New Zealand Ltd (Group), Fletcher Challenge Forests Ltd (Chairman), Fletcher Building Ltd, WEL Networks Ltd (Chairman), Maersk New Zealand Ltd, Ericsson New Zealand Ltd (Chairman), Ericsson – Synergy Ltd, NZ APEC Business Coalition and Chairman of the New Zealand Delegation to the APEC Business Advisory Council.

Thomas P. Park
BScEE, MBA

Age 55. Chief Executive Officer and Managing Director. Appointed – October 2001.

Previously CEO of Southcorp Holdings, held various executive positions with Kraft Foods International (1988 – 2000), including Executive Vice-President, Asia Pacific, and with General Foods Corporation in USA, Australia and UK. Founding Director of Australian Food Industry Science Corporation, Deputy Chairman Australian Food and Grocery Council (1995 – 2000), Director of Business Council of Australia (1998 – 2000) and of National Australia Bank (1996 – 2000). Other Directorships: Nil.

Sir Ross Buckland
FCPA, FCIS

Age 59. Independent Director. Appointed a Director – December 2001.

Former Chief Executive Uniq Plc (formerly Unigate Plc) London (1990 – 2001). Kellogg Cereal Company (1973 – 1990) – held Chief Executive positions in Australia/New Zealand, then Canada and (1981 – 1990) Europe. A former President of the United Kingdom's Food and Drink Federation and the Institute of Grocery Distribution, Member of the Medical Research Foundation and Member of the President's Committee of the Confederation of British Industry. Other Directorships: Allied Domecq Plc, Mayne Group Ltd and Clayton Utz.




MightySoft
Soft Bakes

John R. Grant
CA, MBA (COLUMBIA)

Age 63. Independent Director. Appointed a Director – December 1995.

A chartered accountant with business experience in public accounting, management consulting and merchant banking. Engaged in private equity investment since 1981, founded Colonial First State Private Equity Ltd (formerly Hambro-Grantham Ltd) in 1984 and was Executive Chairman until December 2000. He was also a member and Committee Chairman of the Australia Industry Research and Development Board.
Other Directorships: New Zealand Venture Investment Fund Ltd (Chairman), H-G Ventures Ltd, Biota Holdings Ltd (Chairman), John Swire and Sons Pty Ltd and Ambri Ltd.

Janet L. Holmes à Court
AO BSc

Age 58. Independent Director. Appointed a Director – March 1999.

Chairperson of Heytesbury Pty Ltd, a family-owned company with extensive business interests in Australia and overseas, including cattle breeding and exports, major construction and engineering, wine (Vasse Felix) and thoroughbred breeding.
Chairperson of the Australian Children's Television Foundation, West Australian Symphony Orchestra, the Black Swan Theatre Company and Commissioner of the Western Australian Tourism Commission.
Former Director of Reserve Bank Board.
Other Directorships: Chairperson of the John Holland Group, Sony Foundation.

Neil C. Lister
BEc

Age 55. Independent Director. Appointed a Director – October 1994.

Executive positions with Chicago-based multinational food group Quaker Oats (1971 – 1985) in the UK, Asia and Australia; Senior strategic and executive roles for the ICM Australia Group (1985 – 1997) including CEO, The Uncle Tobys Company (until the 1992 sale to Goodman Fielder).
Other Directorships: Peanut Company of Australia Ltd and Peter Lehmann Wines Ltd.

Catherine B. Livingstone
BA (Hons) FCA

Age 47. Independent Director. Appointed a Director – December 2000

A chartered accountant with Price Waterhouse (Sydney and London) 1978 – 1982. Joined Nucleus/Cochlear Group in 1983. Managing Director of Cochlear Ltd 1994 to 2000.
Other Directorships: Telstra Corporation Ltd, Rural Press Ltd, Chairperson of CSIRO, Chairperson of the Australian Business Foundation, and a Director of the Sydney Institute, member of the Advisory Board of the Department of Accounting and Finance at Macquarie University.





Corporate governance

The Board is responsible for ensuring that there are appropriate corporate governance practices in place and operates in accordance with the following principles to fulfil its responsibility.

Composition

The Board comprises a majority of individuals who qualify as independent Directors. The number of Directors is determined by the Board from time to time. The number will be maintained in the range of eight to 10. At the date of this report, there were seven non-executive Directors and one executive Director.

The Board annually reviews its required mix of skills, experience and other qualities.

The Chairman is an independent Director (and, therefore, not an executive of the Company). Directors' details are shown on pages 22–23.

Tenure of office and retirement age

Under the Company's Constitution, a person ceases to be a Director on reaching age 70.

The Board regards the principles of Director rotation and progressive Board renewal to be important.

Non-executive Directors' tenure of office should normally be up to 10 years and not less than five years. However, in exceptional circumstances, a further period may be agreed as appropriate, by the Board.

Board performance review

The Directors completed a Board performance review in 1999 with the assistance of an independent third party.

As a result of the review, various changes were made to the way the Board operates which, among other things, assists the Board to focus on the major issues of the business, to spend more time on strategic and future developments but also ensures that compliance issues are addressed, as appropriate.

Independent professional advice

Directors are permitted, after obtaining prior approval of the Chairman, to obtain independent professional advice, at the expense of the Company, in connection with their Director duties and responsibilities.

Audit Committee

Established in 1989, the Committee comprises only non-executive Directors.

The Chairman will be an independent Director.

The Charter of the Committee includes the responsibilities and accountabilities of the Committee and is currently under review having regard to the changing business and regulatory environment.

The Committee meets at the commencement of each Committee meeting with, separately, both the external Auditors and the Group Internal Auditor, with no members of management in attendance.

External Auditors

The Board believes in the concept of rotation of audit partners and the review of the appointment of the Auditors, from time to time. Shareholders approved the appointment of the current Auditors, Ernst & Young, in November 1997.

A full analysis of audit and other services fees are shown in Note 27 to the full financial statements. The Board has determined that to ensure the independence of the Auditors is not compromised or perceived to be compromised, it is appropriate that the Auditors are precluded from providing other services work in certain areas as follows:

- Share registry;
- Tax planning;
- Consulting on financial systems implementation; and
- Certain due diligence work on acquisitions.

Board Committees

Membership of the Committees was reviewed in June 2002 and currently is as follows:

	Audit Committee	Management Resources Committee	Nomination Committee	Safety and Environment Committee
Chairman	J.R. Grant	J.L. Holmes à Court	R.K. Barton	N.C. Lister
Non-Executive Directors	N.C. Lister C.B. Livingstone	Sir Ross Buckland R.K. Barton	J.R. Grant C.B. Livingstone Sir Dryden Spring	Sir Ross Buckland J.L. Holmes à Court Sir Dryden Spring
Ex-officio	R.K. Barton	T.P. Park	T.P. Park	R.K. Barton T.P. Park

The primary functions of each of the Committees are set out in their respective Charters, a copy of which is available on request.

Directors' attendance at meetings

	Board Meeting		Audit Committee		Management Resources Committee		Nomination Committee		Safety and Environment Committee	
Year ended 30 June 2002	A	B	A	B	A	B	A	B	A	B
R.K. Barton[1]	4	4	2	2	2	2	1	1	1	–
Sir Ross Buckland[2]	6	6	–	–	–	–	–	–	3	3
J.R. Grant	12	12	6	6	5	5	5	5	–	–
J.L. Holmes à Court	12	12	–	–	5	5	–	–	5	5
N.C. Lister	12	12	6	6	–	–	–	–	5	5
C.B. Livingstone	12	12	6	6	–	–	2	2	–	–
T.P. Park[3]	8*	7	–	–#	3	3	4	4	2	1
Sir Dryden Spring	12	11	4	4	4	4	5	5	5	2
D.L.G. Hearn[4]	4	4	–	–	2	1	3	0	–	–
D.A. McKay[5]	4	2	–	–	–	–	–	–	–	–
J.L. Peterson[6]	5	4	2	2	2	2	3	3	–	–

A = Meetings held while a Director/Committee member.
B = Meetings attended.

Notes

* 16 November 2001 meeting not attended due to material interest in matter addressed (grant of CEO options).

Attended the Audit Committee meetings other than confidential discussion between the Committee and the Auditors.

(1) Appointed 1 March 2002
(2) Appointed 1 December 2001
(3) Appointed 22 October 2001
(4) Resigned 22 October 2001
(5) Resigned 31 October 2001
(6) Retired 16 November 2001

Directors' shareholdings

At 30 August 2002, the Directors of the Company had interests in the following securities of the Company

	Restricted Shares[1]		Beneficially Held – Ordinary Fully Paid		Non-Beneficially Held – Ordinary Fully Paid		Beneficially Held Options Over Ordinary Shares	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
R.K. Barton	8,949	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sir Ross Buckland	5,389	Nil	72,000	Nil	Nil	Nil	Nil	Nil
J.R. Grant	57,101	97,738	76,928	22,717	81,927	80,841	Nil	Nil
J.L. Holmes à Court	25,476	26,791	16,580	3,599	Nil	Nil	Nil	Nil
N.C. Lister	26,339	28,329	39,755	25,703	Nil	Nil	Nil	Nil
C.B. Livingstone	20,553	10,019	10,000	10,000	Nil	Nil	Nil	Nil
T.P. Park	Nil	Nil	Nil	Nil	Nil	Nil	5,000,000[2]	Nil
Sir Dryden Spring	40,868	29,508	13,366	3,650	Nil	Nil	Nil	Nil

Notes

(1) Restricted shares have been issued pursuant to the Directors' Remuneration Plan approved by shareholders on 13 November 1998. Shares cannot be traded for two years from date of issue, except in certain circumstances. During the period to 30 August 2002, 90,960 (2001 – 70,119) shares ceased to be restricted (for current Directors) and are included in the beneficially held numbers.

(2) Options issued pursuant to shareholder approval obtained on 16 November 2001. Exercise of options is subject to performance hurdles and expires on 16 November 2011.

Changes in Directors' interests

Particulars of any interest of a Director of the parent entity declared since the 2001 Annual Report, are as follows:

- Dr R.K. Barton advised, on appointment, that he was a Director of Amcor Limited, Citect Limited and Tower Limited, and Councillor of the Royal Blind Society of New South Wales;
- Sir Ross Buckland advised, on appointment, that he was a Director of the National Australia Group Europe Limited, Allied Domecq Plc and Mayne Group Limited and that since his appointment, he had ceased to be a Director of the National Australia Group Europe Limited and had been appointed a Director of Clayton Utz;
- Mr J.R. Grant advised that he had ceased to be a Director of Vision Systems Limited, H-G Capital Limited and Mincom Ltd and that he had been appointed a Director of Ambri Limited;
- Mrs J.L. Holmes à Court advised that she had been appointed a Commissioner of the Western Australian Tourism Commission and a Director of the Sony Foundation;
- Ms C.B. Livingstone advised that she had ceased to be a Director of Q-Vis Limited and the Export Finance & Insurance Corporation and, although previously holding the role of Director, had subsequently been appointed Chairman of CSIRO and the Australian Business Foundation; and
- Sir Dryden Spring advised that he had been appointed Chairman of Asia 2000 Foundation of New Zealand.

Director-related party transactions

The Board has determined that, in the best interests of shareholders, the Company must always seek to obtain the best advice and products available. To ensure that the best advice/products are always available, it is necessary to address the issue of Director-related party transactions with advisors/suppliers.

The Company has established detailed procedures relating to approval, monitoring and disclosure of Director-related party transactions. Details of these procedures, which were set out in the 1998 Annual Report, are available on request.

Ethical standards

The Board has various codes and policies to ensure the Company, its Directors and employees comply with all legal requirements and a high ethical standard in carrying out their duties. These include:

- Code of Conduct for Directors including restrictions on dealing in the Company's securities;
- Code of Conduct for employees;
- Trade practices compliance policy;
- Environmental law compliance policy;
- Occupational health and safety compliance policy; and
- A policy on contracts and transactions between the Company and its officers.

Directors' report

Activities

The principal continuing activities of the Group in the course of the financial year include: the manufacture and marketing of grain-based products including bread and breakfast cereals, edible oils such as margarine, snack foods, meal components such as pasta sauce and food ingredients.

Directors (of parent entity)

The names of the Directors who were Directors for the whole of the financial year and to the date of this report are: J.R. Grant; J.L. Holmes à Court; N.C. Lister; C.B. Livingstone and Sir Dryden Spring. D.L.G. Hearn ceased to be a Director on 22 October 2001. D.A. McKay ceased to be a Director on 31 October 2001. J.L. Peterson ceased to be a Director on 16 November 2001. The Directors appointed during the year and their dates of appointment are as follows: T.P. Park – 22 October 2001; Sir Ross Buckland – 1 December 2001; and Dr R.K. Barton – 1 March 2002.

The names of the Directors at the date of this report and particulars of their qualifications, experience, special responsibilities, interest in contracts or proposed contracts are set out on pages 22, 23 and 24, and in Note 34 of the full financial statements and their attendance at meetings is set out on page 25.

Review of operations

A review of operations and financial matters of the Group during the financial year, and results of those operations, are set out in this report on pages 2 to 21.

In the opinion of the Directors, the significant changes in the state of affairs of the Group during the financial year were:

- Board and Management renewal with appointment of a new Chairman, Dr R.K. Barton, and a new Chief Executive Officer, Mr T.P. Park;
- Strategic Action Plan implemented, comprising a set of operating principles focused on productivity improvements and investment in the retail branded business;
- Sale of non-core businesses, including most of the gelatin operations;
- Active capital management with a share buy back of $200 million in progress;
- Net significant items of $30 million positive;
- Net operating profit up 12.2 per cent to $132.4 million, before significant items; and
- Reduction in profit in the International operations by 36.5 per cent through difficult trading conditions, particularly in PNG. However, return on funds employed remained strong at 17 per cent.

The Directors are of the opinion that no matter or circumstance has arisen since the end of the financial year which will significantly affect or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group for the financial year subsequent to 30 June 2002 other than the sale of the Milling Australia operations. The Group will also seek to dispose of the remaining gelatin operations in due course. Information on likely developments in the operations of the Group (other than the above), and the expected results of operations, except as reported in this report, have not been included because the Directors believe further information would prejudice the interests of the Group.

Dividends

Since the end of the previous financial year, the following dividends have been paid by the parent entity:

- Final dividend, 50 per cent franked, on ordinary shares paid on 5 October 2001 – $51.2 million; and
- Interim dividend, 50 per cent franked, on ordinary shares paid on 10 April 2002 – $44 million.

The Directors intend to declare and pay a final dividend of 4.0 cents per share on ordinary shares on 4 October 2002. The dividend payment will be 50 per cent franked. The balance will be sourced from the Foreign Dividend Account and therefore the dividend will not be subject to withholding tax for non-residents.

Directors' benefits

No Directors of the parent entity have, since the end of the previous financial year, received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due or receivable by Directors shown in the accounts or fixed salaries as full-time employees) by reason of a contract made by the parent entity or a related corporation with any Director or with a company in which any Director is a member, or with a company in which any Director has a substantial financial interest other than as follows and other than as disclosed in Note 34 of the full set of financial statements:

- The parent entity has entered into a service agreement with Mr T.P. Park in relation to his appointment as CEO.
  In addition, following shareholder approval at the 2001 Annual General Meeting, a share option deed was entered into with Mr T.P. Park and options granted under that deed.

Indemnifying officers

During or since the financial year, the parent entity has not indemnified against a liability, an officer or Auditor of the parent entity or a related body corporate other than Mr T.P. Park, Dr R.K. Barton and Sir Ross Buckland, who were appointed Directors during the year. The parent entity has entered into agreements to indemnify certain Directors and secretaries of related body corporates.

The indemnities relate to any liability:

- To a third party (other than the parent entity or a controlled entity) unless the liability arises out of conduct involving a lack of good faith; and
- For costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application, in relation to such proceedings, in which relief is granted under the Corporations Act.

As far as the Directors are aware, no liability has arisen under this indemnity as at the date of this report.

Insurance of officers

During the period, the Company paid an insurance premium to insure Directors and officers of the Company and its controlled entities against liability. Disclosure of the nature of liabilities covered by the insurance contract, the name of the Insurer, the limit of liability and the insurance premium payable is prohibited by a confidentiality clause in the contract.

The officers covered by the insurance policy are:

- The current and former executive officers and Directors of the parent entity and the current and former Directors and secretaries of its controlled entities;
- The current Directors of the Parent Entity being Dr R.K. Barton, Mr T.P. Park, Sir Ross Buckland, Mr J.R. Grant, Mrs J.L. Holmes à Court, Mr N.C. Lister, Ms C.B. Livingstone and Sir Dryden Spring; and
- The current Secretary of the parent entity, Mr I.M. Gilmour.

Changes in Directors' interests

Particulars of any interest of a Director of the parent entity in a contract or proposed contract with the parent entity; being an interest, the nature of which has been declared since the 2001 Annual Report, are shown on page 26 of this report.

Options

Following approval at the 2001 AGM, five million options were issued to Mr T.P. Park and are subject to performance hurdles. Details of the options are contained in Notes 20 and 39 of the full set of financial statements. Since the end of the financial year, no options have been issued under the Employee Share Options Plan. Further details of options required to be disclosed in the Directors' report are as follows:

- As at the date of this report, the number of unissued ordinary shares which are subject to share options is 28.3 million. The prices at which these unissued ordinary shares could be issued in the future range between $1.23 and $2.39 per option; and
- The options in respect of the unissued shares expire at various dates between the date of this report and 16 November 2011.
- During the financial year, 700,000 shares were issued following the exercise of options at $1.58 per option.

Further information on share options is included in Note 39 of the full financial statements.

No person entitled to exercise any options which have been granted pursuant to an Employee Share Options Plan has, or had by virtue of the option, a right to participate in any share issue of any other body corporate.

The parent entity has an obligation to use its best endeavours to ensure that Mr D.L.G. Hearn (the holder of options subject to Share Option Deed) is given the opportunity to participate in an offer of securities of any other corporation which are made available to the parent entity's shareholders generally, on the same basis as if he had held the shares subject to the options.

Environmental performance

The report is set out on pages 12 and 13.

Remuneration policy for Directors and executive officers

Non-Executive Directors:

The Nominations Committee of the Board is responsible for reviewing and recommending to the Board the level and composition of remuneration for the non-executive Directors. Such review would have regard to the practices of other public companies and the aggregate amount of fees approved by shareholders ($750,000 pa.). Generally, the committee would seek the assistance of an independent consultant before making a recommendation.

The aggregate fees paid to non-executive Directors during the financial year was $585,624 (2001 – $614,687). Of this amount $389,204 was paid in cash, $64,865 was paid in superannuation and $131,555 was paid in the form of shares in accordance with the Plan approved by shareholders at the 1998 Annual General Meeting.

The level of fees was reviewed during the year with the assistance of Mercers and no adjustments were made as a result of the review.

The rates of fees currently being paid are as follows: Chairman – $185,000 per annum (2001 – $165,000); Deputy Chairman – $110,000 per annum; and non-executive Director – $55,000 per annum.

The Chairman and Deputy Chairman receive no fees for attending standing Committee meetings. Compulsory superannuation is currently met out of the above fees, where applicable.

Fee components

In 1998 the Nomination Committee recommended to the Board and shareholder approval was then obtained at the 1998 Annual General Meeting, for non-executive Directors' remuneration to be paid partly in shares – a minimum of 25 per cent and maximum of 100 per cent. Foregone monthly fees were then used to acquire Goodman Fielder shares at market prices quarterly in arrears. Directors are restricted from dealing in those shares for two years.

This plan has the effect of linking Directors' remuneration to the performance of the Company and the financial interests of the shareholders.

Retiring allowances

Following a review, the Directors submitted a proposal to shareholders which was approved at the 1998 Annual General Meeting whereby:

- All newly appointed (after November 1998) non-executive Directors would generally have no entitlement to a cash retirement allowance but would, subject to certain conditions, be entitled to fully paid ordinary shares on retirement, the number being determined at time of appointment; and
- Existing Directors (at November 1998) who had agreed to forego their cash retirement allowances would be entitled to shares on retirement, the number being determined immediately following the 1998 Annual General Meeting.

The total number of shares which could be issued to non-executive Directors, assuming all Directors completed 6 years' service and did not forfeit the benefit, is 1,686,184. The accrued entitlement at 30 June 2002 for these Directors was 761,920 shares. A provision at the year end is based on the cost price of shares held in trust, referred to below.

In September 1999, the Retiring Allowances Plan was varied to provide that shares may be acquired on market, held in trust and transferred to non-executive Directors on retirement, provided all terms of the Plan are satisfied. The variation results in no change to the entitlements of Directors and has the benefit (if shares are acquired on market), of fixing the cost of the benefits to shareholders. If shares are to be issued to any non-executive Director, prior shareholder approval will be required (if not already obtained).

Currently 1,664,490 shares are held in the trust structure by the trustee, Goodman Fielder Nominees Pty Ltd.

In December 2001, 285,818 ordinary shares were transferred from the trust to Mr J.L. Peterson under the Plan, following his retirement as a Director.

Executive Directors and executive officers

The Management Resources Committee of the Board is responsible for reviewing and recommending to the Board:

- The Chief Executive's remuneration, incentives and terms of employment and variations thereto to ensure that any bonus or incentive is linked to a performance appraisal carried out by the Chairman of the Board; and
- Incentive plans, share plans and share options plans.

The Committee is authorised to:

- Approve in principle the general terms of employment of senior managers;
- Review the Chief Executive's annual assessment of the performance of senior management; and
- Review and approve movements in general management salary levels and incentives.

The remuneration strategy has two key objectives. The first is to attract and retain staff in a competitive environment. The second is to drive business performance.

Remuneration comprises fixed pay, variable annual cash incentive linked to both financial and non-financial objectives and variable long term share incentive plan for senior managers. During the past year, the fixed remuneration of executives has been contained, and this reflects the ongoing shift towards variable performance-

Committee fees

Committee	Chairman per annum	Member per annum
Audit	$15,000	$10,000
Management Resources	$11,250	$7,500
Safety and Environment	$11,250	$7,500
Nomination	$3,750	$2,500

based payments. The senior managers' Long Term Incentive Plan has been established and has set targets of financial performance each year for three years out and target rewards, being a number of ordinary shares determined at the commencement of each plan period based on market price and remuneration.

A performance-based Options Plan also exists for executives which allows for flexibility in recruitment and retention.

Employee numbers

The number of employees at year end was 12,548.

Rounding of amounts

The amounts contained in this report and in the financial statements have been rounded off under the options available to the Company under ASIC Class Order 98/100. The Company is an entity to which the Class Order applies.

Executives' remuneration

Name	Remuneration Package $	Annual Incentive[1] $	Long Term Incentive Program[3] $	Other Benefits $	Retirement Benefits $	Total $
I. Glasson	713,619	0	0	755,945[2]	0	1,469,564
G. Logan	668,750	319,063	339,979	0	0	1,327,792
R. Gordon	656,251	302,531	209,220	0	0	1,168,002
M. Sage	476,068	275,938	302,580	0	0	1,054,586
S. McDowall	563,566	275,219	185,063	0	0	1,023,848

1. The entitlements were based on achievement of stringent performance hurdles.
2. Other Benefits include retention provisions associated with the major divestment of US-based operations.
3. For the purposes of determining the Long Term Incentive value, the share price as at 30 August 2002 ($1.64) was applied to individual share entitlements. This is then the value of the incentive. Since the commencement of the Plan period, shareholder value (market capitalisation) has increased by one-third.

Directors' remuneration

Name	Directors' Fees (Ex Superannuation) Cash $	Shares $	Remuneration Package (Ex Super-annuation) $	Annual Incentive $	Super-annuation $	Other Benefits $	Retirement Benefits $	Total $	Options[2]
Executive Directors									
T.P. Park	–	–	828,659	700,000	6,603	9,225	–	1,544,487	5,000,000
D.L.G. Hearn	–	–	917,750	–	242,750	141,813	1,886,711	3,189,024	–
D.A. McKay	–	–	322,481	233,354	241,750	20,248	1,337,408	2,155,241	–
Non-Executive Directors									**Retirement Accrual[1] $**
R.K. Barton	43,674	14,558	–	–	3,434	–	–	61,666	60,414
Sir Ross Buckland	–	8,385	–	–	28,073	–	–	36,458	34,247
J.R. Grant	55,200	18,400	–	–	6,400	–	–	80,000	23,321
J.L. Holmes à Court	50,888	16,962	–	–	5,900	–	–	73,750	51,022
N.C. Lister	52,613	17,538	–	–	6,099	–	–	76,250	13,167
C.B. Livingstone	45,567	15,333	–	–	5,766	–	–	66,666	52,293
J.L. Peterson	49,412	9,762	–	–	3,326	–	–	62,500	11,754
Sir Dryden Spring	91,850	30,617	–	–	5,867	–	–	128,334	51,163
	389,204	**131,555**	–	–	**64,865**	–	–	**585,624**	**297,381**

Directors' remuneration

Notes (refers to Directors' remuneration, page 30)

(1) The retirement accrual amount relates to the difference between the accrued retirement benefit at this year end and the previous year end. Non-executive Directors are only entitled to retirement benefits if certain conditions are met as set out in the Retiring Allowances Plan (approved by the shareholders at the 1998 Annual General Meeting).

(2) Options issued during the financial year.

Chief Executive's options

Having regard to the uncertainty surrounding the method of both valuation and accounting for share options, the Directors consider that it is appropriate to include information regarding a fair value of the options issued to Mr T.P. Park during the year. No other options were issued during the year. No charge has been made against profits.

The Directors obtained an independent valuation. The method used was the Binomial option pricing model. The full option deed was included in the 2001 Notice of Annual General Meeting.

The fair value of options comprised of three tranches of 1 million options each issued to Mr T.P. Park at the date of grant of 16 November 2001, totalling $685,000, was as follows:

Tranche	Performance Hurdle	First Exercise Date	Value of options (cents/option)
First	$1.70	16 November 2003	25.4
Second	$1.90	16 November 2004	23.3
Third	$2.10	16 November 2005	19.8

In November 2003 the Board will carry out a performance assessment of Mr T.P. Park and determine whether he is to retain the rights to some or all of a further two tranches of 1 million options each issued to him on 16 November 2001. Assuming all of the rights are retained, the fair value of those further two tranches, totalling $361,000, was as follows:

Tranche	Performance Hurdle	First Exercise Date	Value of options (cents/option)
Fourth	(1)	16 November 2004	19.2
Fifth	(2)	16 November 2005	16.9

(1) Market value at 16 November 2003 plus 30 cents.

(2) Market value at 16 November 2003 plus 50 cents.

Directors' report

Pages 2 to 31 of this Report comprise the Directors' report.

Signed at Sydney on 18 September 2002 in accordance with a resolution of Directors.

R.K. Barton
Chairman

T.P. Park
Director

Statement of financial performance for the year ended 30 June 2002

	Notes	Consolidated 2002 $M	2001 $M
Sales revenue	1	2,957.5	3,062.5
Cost of sales		(1,891.1)	(1,957.3)
Gross profit		1,066.4	1,105.2
Revenue generated from investing activities	1	462.2	157.5
Expenses relating to investing activities		(307.1)	(172.8)
Marketing, selling and distribution expenses		(606.8)	(633.1)
Production expenses		(48.1)	(65.2)
Administration expenses		(273.2)	(393.9)
Share of net profit (loss) from associate		(4.6)	–
Borrowing costs expensed	2	(64.7)	(66.8)
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)
Income tax expense attributable to ordinary activities	4	(61.5)	(7.8)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)
Net profit attributable to outside equity interests		(0.2)	(1.4)
Net profit (Loss) attributable to members of the parent entity		162.4	(78.3)
Net exchange differences on translation of foreign controlled entities		(22.9)	13.8
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)
Basic earnings per share after significant items		12.8	(6.0)
Diluted earnings per share after significant items		12.8	(6.0)
Basic earnings per share before significant items		10.5	9.3
Diluted earnings per share before significant items		10.5	9.3

Discussion and analysis

statement of financial performance for the year ended 30 June 2002

- Net external sales are down 3.4 per cent on last year to $2,957.5 million. This reduction is mainly attributed to the divestments in three non-core businesses, Starch Australasia, Germantown and Leiner Davis.
- Total revenues generated from investing activities increased to $462.2 million primarily due to proceeds from sale of non-core businesses.
- Productivity programs have provided overhead reductions throughout the business.
- Net operating profit after tax before significant items is up 12.2 per cent to $132.4 million.
- Net profit of $162.4 million includes significant items amounting to $30 million positive after tax.
- Basic earnings per share before significant items increased by 1.2 cents or 12.9 per cent to 10.5 cents per share.

Statement of financial position

	Consolidated 2002 $M	Consolidated 2001 $M
Current assets		
Cash	61.3	75.2
Receivables	278.2	396.1
Inventories	254.2	301.9
Other	313.7	69.3
Total current assets	907.4	842.5
Non-current assets		
Receivables	12.6	13.8
Investment in associate	3.9	–
Other financial assets	2.4	7.9
Property, plant and equipment	861.7	1,075.2
Intangibles	520.8	594.0
Deferred tax assets	95.8	127.7
Other	4.3	5.3
Total non-current assets	1,501.5	1,823.9
Total assets	2,408.9	2,666.4
Current liabilities		
Payables	376.8	337.6
Interest bearing liabilities	176.7	57.2
Provisions	189.7	225.9
Current tax liabilities	5.2	5.8
Other – unearned income	2.9	1.6
Total current liabilities	751.3	628.1
Non-current liabilities		
Payables	0.7	0.6
Interest bearing liabilities	418.7	762.6
Provisions	57.6	49.6
Deferred tax liabilities	83.5	88.3
Other – unearned income	1.7	0.5
Total non-current liabilities	562.2	901.6
Total liabilities	1,313.5	1,529.7
Net assets	1,095.4	1,136.7

	Consolidated 2002 $M	Consolidated 2001 $M
Equity		
Parent entity interest		
Contributed equity	1,065.8	1,152.0
Reserves	(25.3)	(0.8)
Retained profits	46.4	(24.6)
Total parent entity interest in equity	1,086.9	1,126.6
Outside equity interests in controlled entities	8.5	10.1
Total equity	1,095.4	1,136.7

Discussion and analysis

statement of financial position as at 30 June 2002

- Total assets have decreased 10 per cent or $257.5 million to $2,408.9 due primarily to divestments of non-core businesses and improved working capital.
- Total liabilities decreased by 14 per cent or $216.2 million due to:
  - Reduced borrowing levels from proceeds of sale of divestments which resulted in an equity gearing ratio of 23 per cent;
  - Divestments; and
  - Utilisation of restructure provisions.
- The Group's shareholder equity decreased 3.5 per cent to $1,086.9 million due primarily to the on market program to buy back shares.
- On 27 November 2001, the Company commenced an on market program to buy back $100 million in shares. As at 30 June 2002, 62,106,842 shares were cancelled at a total cost of $93.5 million. On 21 June 2002 the buy back was extended to $200 million in shares.
- Return on funds employed is up 3.8 points to 15.0 per cent due mainly to improvements in operations and working capital management and the divestment of non-core businesses.
- Full year dividend is maintained at 7.5 cents per share but franked to 50 per cent and payable on 4 October 2002.

Statement of cash flows

	Notes	Consolidated 2002 $M	Consolidated 2001 $M
Cash flows from operating activities			
Receipts from customers		3,281.1	3,130.4
Payments to suppliers and employees		(2,951.1)	(2,870.1)
VAT/GST receipts		158.9	147.6
VAT/GST payments		(76.0)	(91.3)
Dividends received		0.8	2.8
Interest and bill discounts received		8.8	6.0
Interest and other costs of finance paid		(61.1)	(65.1)
Income taxes paid (including withholding tax)		(38.6)	(35.4)
Other receipts		7.8	7.3
Other payments		(3.2)	(2.5)
Net cash from operating activities	7(a)	327.4	229.7
Cash flows from investing activities			
Payments for controlled entities and businesses		–	(0.9)
Cash flow on sale of controlled entities and businesses		347.9	97.7
Payments for property, plant and equipment		(93.6)	(134.0)
Proceeds from sale of property, plant and equipment		37.6	35.4
Payment for investments		(3.9)	–
Proceeds from sale of investments		11.3	–
Other receipts		0.4	6.7
Other payments		–	(4.2)
Net cash from investing activities		299.7	0.7

	Consolidated 2002 $M	Consolidated 2001 $M
Cash flows from financing activities		
Proceeds from issues of shares	1.1	–
Payment for shares bought back	(89.5)	–
Proceeds from borrowings	6.9	17.3
Repayments of borrowings	(207.1)	(149.5)
Dividends paid	(89.8)	(90.8)
Hedging (Payments) receipts	(12.3)	15.4
Net cash from financing activities	(390.7)	(207.6)
Net increase (decrease) in cash held	236.4	22.8
Cash at the beginning of the period	105.9	101.6
Effects of exchange rate changes	(5.4)	(18.5)
Cash at the end of the period	336.9	105.9

Discussion and analysis

statement of cash flow for the year ended 30 June 2002

- Net operating cash flow improved by 42.5 per cent compared to prior year as a result of better management of working capital and higher earnings.
- Net investing cash inflow improved to $299.7 million over the prior year due mainly to the proceeds from the sale of the Ingredients businesses.
- Cash at the end of the period improved by $231 million, all of which enabled the Company to retire debt and fund the share buy back.

Notes to the concise financial report

The concise financial report has been prepared in accordance with the requirements of the *Corporations Act 2001* and Accounting Standard AASB 1039 "Concise Financial Reports".

This concise financial report comprises the consolidated accounts of the economic entity comprising Goodman Fielder Limited and the entities it controlled as at the end of, or during, the financial year.

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

	Consolidated 2002 $M	Consolidated 2001 $M
Note 1 – revenue from ordinary activities		
Revenues from operating activities		
Revenue from sale of goods	2,957.5	3,062.5
Revenues generated from investing activities		
Dividends received	0.8	2.8
Interest received – other corporations	12.7	4.7
Proceeds on sale of business	396.8	101.7
Proceeds on sale of non-current assets	44.3	35.4
Other operating revenue	7.6	12.9
Revenues generated from investing activities	462.2	157.5
Total revenues generated from ordinary activities	3,419.7	3,220.0

	Consolidated 2002 $M	Consolidated 2001 $M
Note 2 – expenses and net gains/(losses)		
Operating profit from ordinary activities before income tax for the period includes the following items:		
(a) Expenses		
Depreciation of property, plant and equipment	108.2	119.1
Amortisation		
Goodwill	24.5	27.9
Other intangibles	6.3	6.2
Finance leases capitalised	0.1	0.1
Net amount provided for		
Diminution in the value of inventories	0.8	0.8
Employee entitlements	29.7	34.9
Bad and doubtful debts expense		
Trade debtors	4.2	6.3
Borrowing costs		
Other persons and corporations		
Interest and finance charges paid/payable	64.7	70.1
Less: amounts capitalised	–	(3.3)
Borrowing costs expensed	64.7	66.8
Research and development costs	20.9	28.0
Rent expense on operating leases	33.9	40.0

Notes to the concise financial report

	Consolidated 2002 $M	Consolidated 2001 $M
Note 2 – expenses and net gains/(losses) (cont)		
(b) Net Gains/(Losses)		
Net foreign exchange gains (losses)		
Trading	1.0	1.0
Non trading	0.1	(0.4)
Net gain (loss) on disposal of		
Property, plant and equipment	9.2	7.0
Investments and other non-current assets	5.8	1.6

(c) Significant Items

Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:

	Consolidated 2002 $M Before Tax	2002 $M After Tax	2001 $M Before Tax	2001 $M After Tax
Exit of Ingredients operations (i)				
Revenue from sale of business	388.1	388.1	98.0	98.0
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)
Gain on divestment	123.6	101.0	14.0	15.4
Write down as a result of exiting the Ingredients business				
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)
Tax asset	–	–	–	(14.2)
Other costs	(10.0)	(7.0)	(26.1)	(25.0)
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)
Exit of Asian operation (ii)				
Revenue from sale of business	2.6	2.6	–	–
Book value of business sold	(4.0)	(0.7)	–	–
Gain on divestment	(1.4)	1.9	–	–
Write down in Asian operations				
Property, plant and equipment	–	–	(7.1)	(7.1)
Goodwill	–	–	(6.6)	(6.6)
Tax asset	–	–	–	(2.2)
Loss on write down	–	–	(13.7)	(15.9)
Provision against Bartter receivable (iii)	–	–	(35.3)	(23.3)
Rationalisation and restructuring costs (Note 3)	(67.8)	(52.0)	(177.3)	(121.7)
Total significant items	21.9	30.0	(250.0)	(196.3)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, the Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on 23 August 1999.

Note 3 – rationalisation and restructuring costs

Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:

	Consolidated 2002 $M Before Tax	2002 $M After Tax	2001 $M Before Tax	2001 $M After Tax
Rationalisation and integration of Australian operations (i)	(60.3)	(43.2)	(102.6)	(68.0)
Rationalisation of Milling operations (ii)	–	–	(46.3)	(32.0)
Rationalisation and integration of NZ operations (iii)	(3.2)	(2.2)	(13.6)	(9.8)
Rationalisation of other operations and facilities (iv)	(4.3)	(6.6)	(14.8)	(11.9)
	(67.8)	(52.0)	(177.3)	(121.7)

Total rationalisation and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the Statement of Financial Performance.

	Consolidated 2002 $M Before Tax	2002 $M After Tax	2001 $M Before Tax	2001 $M After Tax
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalisation and integration of GF Consumer Foods and rationalisation of Baking Australia.				
Redundancy costs	(25.4)		(27.6)	
Write down of property, plant and equipment	(25.3)		(39.9)	
Other costs	(9.6)		(35.1)	
	(60.3)		(102.6)	

Note 3 – rationalisation and restructuring costs (cont)

	Consolidated 2002 $M Before Tax	2002 $M After Tax	2001 $M Before Tax	2001 $M After Tax
(ii) Rationalisation of Milling operations in Australia and New Zealand – Project Jupiter. These costs comprise:				
Redundancy costs	–		(10.1)	
Write down of property, plant and equipment	–		(15.9)	
Associated IT asset write down	–		(16.5)	
Other costs (including relocation and consulting costs)	–		(3.8)	
	–		(46.3)	
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.				
These costs comprise:				
Redundancy costs	(1.6)		(3.7)	
Write down of property, plant and equipment	(1.6)		(3.9)	
Other costs	–		(6.0)	
	(3.2)		(13.6)	

Note 3 – rationalisation and restructuring costs (cont)

	Consolidated 2002 $M Before Tax	2002 $M After Tax	2001 $M Before Tax	2001 $M After Tax
(iv) Costs incurred in rationalising other operations primarily focused on closure and amalgamation of sites. These costs comprise:				
Redundancy costs	(1.9)		(2.0)	
Write down of property, plant and equipment	(1.3)		(7.4)	
Other costs	(1.1)		(5.4)	
	(4.3)		(14.8)	

Note 4 – income tax

The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:

	Consolidated 2002 $M	2001 $M
Operating profit (loss) before tax	224.1	(69.1)
Prima facie tax expense at 30 per cent (2001 – 34 per cent)	67.2	(23.5)
Add tax effect of permanent differences which increase tax expense		
Overseas tax rate differential	3.1	0.2
Non-allowable amortisation and depreciation	9.1	11.8
Non-tax deductible expenses	2.3	1.8
Tax on repatriation of overseas dividends	2.0	0.1
Under provision in prior years	5.6	0.8
Non-deductible rationalisation costs and significant items	4.9	34.4
Other	4.1	5.7
	31.1	54.8
Less tax effect of permanent differences which decrease tax expense		
Research and development tax concessions	3.3	5.4
Rebateable and non-taxable dividends	–	0.4
Non-taxable capital profits	21.6	9.8
Over provision in prior years	3.3	2.0
Utilisation of revenue losses/credits not previously recognised	1.4	–
Other	7.2	5.9
	36.8	23.5
Aggregate income tax expense	61.5	7.8

Notes to the concise financial report

Note 5 – dividends paid or provided	Consolidated 2002 $M	Consolidated 2001 $M
Ordinary		
Paid	44.0	44.8
Provided for	49.0	51.2
	93.0	96.0

(a) The dividend on ordinary shares of 3.5 cents per share paid on 10 April 2002 was franked to 50 per cent. The proposed dividend of 4.0 cents (2001 – 4.0 cents) per share will be franked to 50 per cent (2001 – 50 per cent). The tax rate at which the dividends will be franked is 30 per cent. The proposed dividend is expected to be paid on 4 October 2002.

(b) There are no material franking credits available at balance date in respect of distributable reserves of the economic entity (2001 – not material)

(c) The parent entity has a balance in its Foreign Dividend Account of $76.2 million (2001 – $61.1 million). 50 per cent of the dividend declared will be paid from this account.

Note 6 – contingent liabilities	Consolidated 2002 $M	Consolidated 2001 $M
Unsecured		
Indemnities and other guarantees	–	0.3
	–	0.3

(a) There were no secured contingent liabilities in existence at balance date.

(b) The maximum contingent liability of the economic entity for possible termination benefits under service agreements with Directors and executives who take part in the management of the economic entity at balance date was $7.7 million (2001 – $6.6 million).

(c) The parent entity has given a guarantee in respect of certain claims that may be made following the sale of Meneba NV in April 1998. The maximum current contingent liability in respect of this matter is $9.0 million (2001 – $9.0 million).

(d) Goodman Fielder is subject to tax audits in both Australia and a foreign location. To date no tax assessments have been amended in Australia and an objection has been lodged against the tax assessment issued by the foreign tax authority. Based on advice from independent taxation and legal advisers, the Directors believe that no material effect is likely to result.

(e) The Directors are of the opinion that no material losses will arise in respect of any contingent liability.

Note 7 – notes to and forming part of the statement of cash flows

(a) Reconciliation of operating profit after income tax to net cash from operating activities

	Consolidated 2002 $M	Consolidated 2001 $M
Operating profit after income tax	162.6	(76.9)
Depreciation and amortisation	140.4	156.1
Write down of non-current assets	43.0	186.6
Net (profit) loss on sale of non-current assets	(117.4)	(22.6)
Other	(7.7)	9.2
Changes in operating assets and liabilities, net of effects from acquisitions and disposals of controlled entities and businesses		
(Increase) Decrease in receivables	70.2	(1.3)
(Increase) Decrease in inventories	(12.2)	4.4
(Increase) Decrease in other assets	20.6	(47.3)
(Decrease) Increase in creditors	46.8	14.8
(Decrease) Increase in provisions	(28.8)	5.6
(Decrease) Increase in other liabilities	9.9	1.1
Net cash inflow from operating activities	327.4	229.7

Note 7 – notes to and forming part of the statement of cash flows (cont)

(b) Acquisitions and Disposals

	Consolidated			
	Acquired		Disposed	
	2002 $M	2001 $M	2002 $M	2001 $M
Fair value of net assets of controlled entities and businesses acquired and disposed				
Current Assets				
Cash	–	–	18.0	–
Receivables	–	0.4	45.2	18.1
Inventories	–	–	55.8	14.7
Other	–	–	20.8	0.9
Non-current Assets				
Property, plant and equipment	–	0.1	146.9	58.4
Intangibles	–	–	17.1	0.4
Other	–	–	0.2	0.5
Current Liabilities				
Payables	–	(0.3)	(29.0)	(10.3)
Provisions	–	–	(8.2)	(2.4)
Other	–	–	(9.2)	–
Non-current Liabilities				
Provisions	–	–	(3.9)	(4.8)
	–	0.2	253.7	75.5
Goodwill on acquisition	–	0.7		
Total consideration	–	0.9		

On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million of which $2.5 million is receivable.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for $190.7 million.

On 29 June 2002, the Taiwan operation was sold to McCain Foods (Aust) Pty Ltd for $2.6 million. These proceeds were receivable at 30 June 2002.

On 8 February 2002, the Southlands operation was sold to Invercargill Trading Limited for $6.1 million.

	Consolidated 2002 $M	Consolidated 2001 $M

Note 8 – discontinuing operations

Leiner Davis Gelatin

On the 15 February 2001, the Company announced the sale of Leiner Davis Gelatin business to Deutsche Gelatine-Fabriken Stoess AG and thereby discontinued its Gelatin operations.

Part of the gelatin business was sold on 28 March 2002 with effect from 31 March 2002. The US and Argentinian-based gelatin operations were retained. The expected date of divestment of the retained business is not determinable.

Financial information relating to the discontinuing operation for the period to the date of the disposals and to balance date is set out below.

	Consolidated 2002 $M	Consolidated 2001 $M
Financial performance information		
Revenue from ordinary activities	248.3	268.9
Expenses from ordinary activities	(208.3)	(225.7)
Profit (Loss) from ordinary activities before tax	40.0	43.2
Income tax expense attributable to ordinary activities	(18.3)	(18.8)
Profit from ordinary activities after income tax	21.7	24.4
Carrying amount of assets and liabilities		
Total assets	191.3	411.7
Total liabilities	(31.2)	(87.9)
Net assets	160.1	323.8

Note 8 – discontinuing operations (cont)

	Consolidated 2002 $M	Consolidated 2001 $M
Cash flow information		
Net cash inflow from operating activities	44.2	54.7
Net cash (outflow) from investing activities	(13.0)	(9.5)
Net cash (outflow) from financing activities	(174.2)	(50.1)
Net decrease in cash generated	(143.0)	(4.9)
Details of the sale of the division are as follows:		
Consideration received	190.7	–
Amount payable to DGF	(4.1)	–
Carrying amount of net assets sold	(165.2)	–
Gain on sale before income tax	21.4	–
Income tax expense	(3.3)	–
Gain on sale after income tax expense	18.1	–

Leiner Davis Gelatin is included as part of the Ingredients business disclosed separately in the segment note – Note 9.

Note 9 – business and geographic segment data

(a) Primary Reporting Business Segments

	Milling Australia		Baking Australia		GF New Zealand		GF Consumer Foods		International		Ingredients		Corporate		Eliminations		Total Economic entity	
	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M	2002 $M	2001 $M
Revenue																		
Sales external to the economic entity	268.0	260.3	765.6	772.8	511.4	486.6	846.6	828.9	297.3	306.4	268.6	407.5					2,957.5	3,062.5
Internal Sales	172.7	166.7	8.2	23.3	17.9	11.3	70.7	64.6	2.2	3.0	1.1	11.9			(272.8)	(280.8)	–	–
Other Revenue	1.3	0.5	30.0	3.3	4.6	10.5	1.3	23.6	11.8	4.4	399.4	109.5	1.1	1.0			449.5	152.8
Unallocated – interest revenue																	12.7	4.7
Total Revenue	442.0	427.5	803.8	799.4	533.9	508.4	918.6	917.1	311.3	313.8	669.1	528.9	1.1	1.0	(272.8)	(280.8)	3,419.7	3,220.0
Segment Result																		
Trading result	25.5	23.9	55.1	49.4	68.0	64.6	79.9	81.7	18.8	29.6	35.0	32.2	(28.1)	(38.4)			254.2	243.0
Rationalisation and restructuring	–	(34.4)	(28.1)	(49.2)	(3.2)	(25.5)	(32.2)	(53.4)	(2.5)	(10.5)	–	–	(1.8)	(4.3)			(67.8)	(177.3)
Other Significant items	–	–	–	–	–	–	–	–	(1.4)	(13.7)	91.1	(23.7)	–	(35.3)			89.7	(72.7)
	25.5	(10.5)	27.0	0.2	64.8	39.1	47.7	28.3	14.9	5.4	126.1	8.5	(29.9)	(78.0)			276.1	(7.0)
Interest																	(52.0)	(62.1)
Profit from ordinary activities before tax																	224.1	(69.1)
Tax																	(61.5)	(7.8)
Outside equity interest																	(0.2)	(1.4)
Net Profit (Loss)																	162.4	(78.3)
Segment Assets	218.3	218.3	509.5	568.1	341.2	330.1	590.1	652.7	122.9	158.2	116.6	430.8	353.7	105.8	(0.5)	(0.5)	2,251.8	2,463.5
Cash																	61.3	75.2
Taxation assets																	95.8	127.7
Total Segment Assets																	2,408.9	2,666.4
Segment Liabilities	(66.8)	(82.6)	(114.7)	(112.9)	(72.9)	(67.8)	(150.6)	(169.3)	(25.6)	(29.1)	(21.0)	(48.9)	(177.8)	(105.2)			(629.4)	(615.8)
Borrowings and overdrafts																	(595.4)	(819.8)
Taxation liabilities																	(88.7)	(94.1)
Total Segment Liabilities																	(1,313.5)	(1,529.7)

Note 9 – business and geographic segment data (cont)

(b) Secondary Reporting Geographic Segments

	Segment revenues from sales to external customers 2002 $M	Segment revenues from sales to external customers 2001 $M	Segment assets 2002 $M	Segment assets 2001 $M	Acquisition of non-current assets 2002 $M	Acquisition of non-current assets 2001 $M
Australia	1,952.3	1,966.6	1,627.5	1,594.3	67.8	86.8
New Zealand	521.0	520.1	398.5	364.6	15.2	37.2
Other	484.2	575.8	225.8	504.6	10.6	10.0
Unallocated	–	–	157.1	202.9	–	–
Economic entity	**2,957.5**	**3,062.5**	**2,408.9**	**2,666.4**	**93.6**	**134.0**

(c) The Ingredients segment result is detailed below:

	Gelatin $M	Germantown $M	Total $M
Revenue from ordinary activities	248.3	20.3	268.6
Expenses from ordinary activities	(215.3)	(18.3)	(233.6)
Segment result	33.0	2.0	35.0
Interest/Administration costs	7.0	(0.3)	6.7
Profit from ordinary activities before income tax	40.0	1.7	41.7
Income tax on profit (loss) from ordinary activities	(18.3)	(3.0)	(21.3)
Profit from ordinary activities after income tax	21.7	(1.3)	20.4

(d) The Ingredients segment assets and liabilities are detailed below:

	Gelatin $M
Total Assets	116.6
Total Liabilities	(21.0)
Net Assets per segment note	95.6
Tax and other balances excluded from segment note	64.5
Net Assets	**160.1**

Note 10 – subsequent events

On 16 August 2002, the Company signed an unconditional agreement to sell the Australian flour Milling business to joint venture partners GrainCorp Ltd and Cargill Australia Ltd for approximately $200 million. GrainCorp and Cargill will also be the long-term strategic partners in the supply of flour-based products to the Company.

The Milling business will be discontinued effective 4 October 2002. The business is reported as Milling in the segment analysis – Note 9.

The financial effect of this sale has not been recognised in the financial statements.

Note 11 – full financial report

Further financial information can be obtained from the full financial report which is available, free of charge, on request from the Company. A copy of the full report may be requested by calling (02) 8874 6110 or alternatively via the internet at: www.goodmanfielder.com.au

Directors' declaration

In the opinion of the Directors the concise financial report of the economic entity for the year ended 30 June 2002 as set out on pages 32 to 43 complies with Accounting Standard AASB1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this financial report have been derived from the full financial report for the year ended 30 June 2002.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report, which as indicated in Note 11, is available on request.

Signed at Sydney this the 18th day of September, 2002 in accordance with a resolution of the Directors.

R.K. Barton
Director

T.P. Park
Director

Independent audit report

Scope

We have audited the concise financial report of Goodman Fielder Limited for the financial year ended 30 June 2002 comprising the statements of financial performance, statements of financial position, statements of cash flows and associated notes to the concise financial statements, in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit on the full financial report of Goodman Fielder Limited for the year ended 30 June 2002. Our audit report on the full financial report was signed on 18 September 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB1039 "Concise Financial Reports" applicable in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion
In our opinion, the concise financial report of Goodman Fielder Limited complies with Accounting Standard AASB1039 "Concise Financial Reports".

Ernst & Young
Chartered Accountants

S.J. Ferguson
Partner

Sydney 18 September 2002

Information

Stock exchange listings

Australia

Goodman Fielder Limited shares are traded on the Australian Stock Exchange being the Company's home exchange. The Company trades under the Stock Exchange symbol GMF and details of trading activity are published in most daily newspapers generally under the abbreviation of Goodman.

GMF's securities are also listed on the ASX Exchange Traded Options Market.

New Zealand

The Company's shares are traded on the New Zealand Stock Exchange. The symbol under which the Company's shares are traded is GMF. GMF's securities are also listed on the New Zealand Stock Exchange Traded Options market.

United States

The Company's shares are traded in the United States on the over-the-counter market in the form of American Depository Receipts (ADRs) issued by the Bank of New York. Each ADR represents four GMF shares.

Further information about the ADR Program can be obtained from:

Andres Estay
The Bank of New York
101 Barclay Street
22nd Floor West
New York NY 10286 USA
Telephone (212) 815 2276
Facsimile (212) 571 3050

Australian Stock Exchange

Shares are traded under "CHESS", which is the common term for the centralised electronic clearing settlement and transfer system, or under Issuer Sponsorship. Both systems cater exclusively for trading without share certificates.

The Company encourages shareholders to maintain their holdings by simply using one broker sponsored holding or a Company (Issuer) sponsored holding.

New Zealand Stock Exchange

In New Zealand, the system catering for electronic clearing, settlement, transfer and registration of traded shares has been functioning successfully for several years. The system is known as "FASTER" and operates in a manner similar to "CHESS" in Australia.

Tax File Numbers

Australian resident shareholders

It is important that Australian resident shareholders, including children, have their Tax File Number or exemption details noted by the Share Registry. While it is not compulsory to provide a Tax File Number or exemption details, the Company is required by law to deduct tax at the top marginal rate plus Medicare Levy (currently a total rate of 48.5 per cent) from unfranked dividends paid to Australian resident shareholders who have not supplied these details.

New Zealand shareholders

Submission of an IRD Number on the appropriate form is not required, since dividends in New Zealand currency and paid to New Zealand residents are sourced from Australia.

Removal from full year and half year report mailing lists

Shareholders who do not wish to receive either the full year report or the half year report or who are receiving more than one copy should advise our Share Registry in writing. These shareholders will continue to receive all other shareholder information. Any of these reports are available free of charge on request.

Direct payment to shareholders' bank accounts

Dividends may be paid directly into bank accounts in Australia and New Zealand. In addition, dividends may also be paid directly into credit union and building society accounts in Australia only. These payments are electronically credited on the dividend date and confirmed by mailed payment advices. Shareholders who want to receive their dividends in this way should advise our Share Registry in writing before books closing date.

Change of address

Shareholders who have changed their address should advise the Share Registry in writing.

Shareholder plans

Shareholders have authorised the implementation of two Shareholder Plans as detailed. Participation is limited to 20,000 shares in combination for both Plans.

Share Election Plan

In September, 1998, the Company suspended operation of the Share Election Plan. Changes effective 1 July 1998 to the Income Tax Law introduced as a response to Corporate Law changes meant that any tax benefit obtained by Australian shareholders receiving bonus shares in lieu of dividends has been removed.

Effectively, bonus shares issued pursuant to the Plan may be characterised as payments in substitution for dividends and accordingly taxed as such. New Zealand shareholders have been subject to tax on bonus shares for some time.

Dividend Reinvestment Plan

Under this Plan, shareholders may elect to reinvest their dividends in fully paid ordinary shares in the Company.

New Zealand currency dividend

Tax laws and the Company's constitution allow for the payment of New Zealand currency dividends from Australia. New Zealand shareholders not currently receiving a New Zealand currency dividend, but wishing to do so, should contact our Share Registry who will arrange for the completion of the required forms in writing.
Unfranked dividends paid from Australia will have 15 per cent Australian withholding tax deducted prior to payment.
New Zealand resident shareholders will receive a tax credit for this Australian tax paid. However, where unfranked dividends are sourced from the Company's Foreign Dividend Account, no withholding tax is deducted on behalf of non-residents for Australian Taxation purposes.

Employee share and options plan

Particulars of the Company's Share and Options Plan are provided in Note 39 of the full financial report.

Voting rights

Ordinary shares

On a show of hands, every member present in person or represented by a proxy or representative shall have one vote and on a poll every member who is present in person or represented by a proxy or representative shall have one vote for every share held by them.
Shareholders may only appoint a maximum of two proxies to represent them at General Meetings. If a shareholder has appointed two proxies only the first-named proxy may vote on a show of hands. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

Share options

The options carry no voting rights.

Holding of securities

30 August 2002

	No. of holders	No. of securities	Per cent held by 20 largest holders of each class
Listed Securities			
Fully paid ordinary shares	49,367	1,214,880,821	73.08
Unlisted Securities			
Share Options			
Ordinary shares, if exercised before 16 November 2011	4,705	28,610,400	74.46

Distribution of shareholdings and shareholders

For Listed Ordinary Shares as at 30 August 2002

Size of holding	No. of Ordinary shareholders	No. of Ordinary shares held
1–300	5,553	604,001
301–1,000	10,133	6,734,523
1,001–5,000	20,684	56,819,985
5,001–10,000	7,418	55,130,223
10,001–100,000	5,331	116,835,329
100,001 and over	248	978,756,760
Total	49,367	1,214,880,821

Registered Address	No. of Ordinary shareholders	No. of Ordinary shares held
Australia	36,339	1,152,391,173
New Zealand	12,391	56,333,358
United Kingdom	167	707,881
United States of America	108	632,592
Hong Kong	49	856,607
Singapore	60	1,860,032
Other	253	2,099,178
Total	49,367	1,214,880,821

Substantial shareholders

The following shareholders are registered by the Company as substantial shareholders, having declared on the dates shown and in accordance with the Corporations Law, a relevant interest in the voting shares so shown.

Holder	No. of Ordinary shares held	Per cent of capital
Perpetual Trustees Ltd – 17 Jul. 2002	151,943,896	12.51
Maple-Brown Abbott Ltd – 17 Oct. 2001	155,921,385	12.83
National Australia Bank – 2 Aug. 2002	64,058,804	5.27

20 largest holders as per the share register as at 30 August 2002

Name of holder	No. of fully paid Ordinary shares held	Per cent of fully paid Ordinary shares held
1 Westpac Custodian Nominees Limited	187,252,804	15.41
2 National Nominees Limited	155,641,542	12.81
3 RBC Global Services Aust. Nominees Pty. Ltd	148,855,373	12.25
4 JP Morgan Nominees Australia. Ltd	121,851,964	10.03
5 AMP Ltd Group	58,947,964	4.85
6 Commonwealth Custodial Services Limited	33,755,389	2.78
7 Queensland Investment Corp.	28,258,449	2.33
8 MLC Limited	25,200,145	2.07
9 Citicorp Nominees Pty. Ltd	21,758,595	1.79
10 ANZ Nominees Limited	21,382,286	1.76
11 Suncorp General Insurance Ltd Group	19,551,668	1.61
12 Commonwealth Superannuation Board	13,642,292	1.12
13 ING Life Limited Group	10,266,799	0.85
14 HSBC Custody Nominees (Australia) Ltd	7,493,829	0.62
15 Health Super Pty. Ltd	7,460,934	0.61
16 Goodman Fielder Nominees Pty Ltd (as Trustee for Employee and Director Shares)	7,306,690	0.60
17 Guardian Trust Australia Limited	5,735,993	0.47
18 Victorian Super Board	5,233,136	0.43
19 Victorian WorkCover Authority	4,226,597	0.35
20 Argo Investments Limited	4,034,858	0.33
Total	887,857,307	73.08

Information

	2002 $M	2001 $M	2000 $M	1999 $M	1998 $M
Results					
Sales revenue	2,957.5	3,062.5	3,136.3	3,394.3	3,060.1
Other revenue	462.2	157.5	49.8	54.3	63.0
Total revenue	3,419.7	3,220.0	3,186.1	3,448.6	3,123.1
Operating profit before tax	254.2	243.0	252.6	216.6	245.2
Less: net interest expense	52.0	62.1	59.1	52.5	36.4
Operating profit before interest and tax	202.2	180.9	193.5	164.1	208.8
Less: tax expense	69.6	61.5	60.3	57.0	65.4
Outside equity interests before significant items	0.2	1.4	2.3	1.7	3.3
Operating profit before significant items	132.4	118.0	130.9	105.4	140.1
Significant items (net of tax and outside equity interests)	30.0	(196.3)	(47.9)	(40.0)	(7.6)
Operating profit (loss) after tax and significant items*	162.4	(78.3)	83.0	65.4	132.5
Economic profit	21.8	(27.3)	(25.9)	(59.8)	(5.3)
Statement of financial position					
Goodman Fielder shareholders' capital and reserves	1,086.9	1,126.6	1,281.4	1,269.9	1,355.2
Outside equity interests	8.5	10.1	10.2	9.5	10.4
Total liabilities	1,313.5	1,529.7	1,554.5	1,655.5	1,139.4
Total assets	2,408.9	2,666.4	2,846.1	2,934.9	2,505.0
Funds employed (net of debt and equity)	1,699.0	2,166.0	2,213.2	2,233.3	1,813.6
Operating cash flow	327.4	229.7	267.0	174.3	272.8
Statistics					
Ordinary dividend per share	7.5¢	7.5¢	7.5¢	7.5¢	7.5¢
Net tangible asset backing	$0.46	$0.42	$0.50	$0.51	$0.77
Earnings per share (before significant items)	10.5¢	9.3¢	10.3¢	8.3¢	11.1¢
Shareholders' funds to total assets	45.5%	42.6%	45.4%	43.6%	54.5%
Gearing	23.2%	62.7%	60.3%	65.3%	30.2%
Total number of ordinary shareholders	49,488	52,259	54,529	51,479	42,605
Employees	12,548	15,216	14,248	17,919	15,998

* Excludes extraordinary items.

Directory

Financial Calendar

8 November 2002
Annual General Meeting

Proposed Timetable 2003

7 March 2003
Interim result and dividend announcement

21 March 2003
Books close for interim dividend

11 April 2003
Interim dividend paid and statements of Dividend Plan entitlements posted

5 September 2003 (subject to change)
Preliminary profit and final dividend announcement

19 September 2003
Books close for final dividend

3 October 2003
Final dividend paid and statements of Dividend Plan entitlements posted

7 November 2003
Annual General Meeting

Disclosure Guidelines

The Goodman Fielder Board of Directors has formally endorsed the Best Practice Guidelines issued by the Australasian Investor Relations Association as the written disclosure policy for the Company.

The policy provides guidance to shareholders and investors on how the Company *will fulfil its responsibilities under* Listing Rule 3.1 which demands that any information which might have a material effect on the share price should be released to *the Australian Stock Exchange immediately.* It also provides other information on how the Company will handle communications with various parties including stock broking analysts, shareholders and potential investors in the Company.

The Board of Directors has subsequently appointed the Company Secretary and Corporate Affairs Director of *Goodman Fielder as the communications officers with* responsibility for advising the Australian Stock Exchange and the financial market more broadly of any material information.

Registered Office

Goodman Fielder Limited
75 Talavera Road
Macquarie Park NSW 2113 Australia
Telephone: (02) 8874 6000
Facsimile: (02) 8874 6099

Company Secretary

Ian Gilmour

Investor Relations

Lina Melero
Corporate Affairs Director

Websites

Goodman Fielder's website provides up-to-date information on the Company as well as email contact details and can be located at www.goodmanfielder.com.au

Goodman Fielder also has available an on-line information centre for the Goodman Fielder brand identity. It is designed to help managers and suppliers use the Goodman Fielder brand in every possible application. Suppliers can visit our site on www.gfidentity.com

Share Registries

Enquiries concerning particular holdings should be directed to the Principal Registry in Sydney, or the New Zealand Registry in Auckland.

Australia

New South Wales and
Principal Registry

Goodman Fielder Shareholder Liaison Officer
Computershare Investor Services
Level 3, 60 Carrington Street
Sydney NSW 2000

Toll free: 1800 060 547 (inside Australia)
Telephone: (61 2) 9615 5970 (outside Australia)
Facsimile: (02) 8234 5088
email: sydney.services@computershare.com.au
website: www.computershare.com

New Zealand

Computershare Investor Services
Level 2, 159 Hurstmere Road
Takapuna, North Shore City, New Zealand

Telephone: (09) 488 8700
Facsimile: (09) 488 8787
email: enquiry@computershare.co.nz

GOOD • GOODMAN FIELDER • GOOD FOOD GUARANTEED •

02 NOV -5 AM 8:20

Goodman Fielder

Goodman Fielder Limited ACN 000 003 958
Incorporated in New South Wales

Notice of Annual General Meeting 2002

Notice is hereby given that the Annual General Meeting of the Members of Goodman Fielder Limited ("the Company") will be held at The Wesley Centre, 220 Pitt Street, Sydney, New South Wales, Australia on Friday 8th November, 2002 at 10:00am.

Agenda

Ordinary Business

1. Receipt of Accounts and Reports

To receive and consider the Financial Reports for the year ended 30th June, 2002, together with the Financial Reports of the Company and its controlled entities and the Reports of the Directors and Auditors thereon.

2. Appointment of Directors

a) Dr. R. K. Barton, having been appointed by the Board during the year to fill a casual vacancy since the previous Annual General Meeting and who will retire in accordance with Article 14.3 (a) of the Company's Constitution, being eligible, offers himself for re-appointment.

b) Sir Ross Buckland, having been appointed by the Board during the year to fill a casual vacancy since the previous Annual General Meeting and who will retire in accordance with Article 14.3 (a) of the Company's Constitution, being eligible, offers himself for re-appointment.

c) Mr. J.R Grant, who will retire by rotation in accordance with Article 14.3 (b) of the Company's Constitution, being eligible, offers himself for re-appointment.

The profile of each Director is set out on Pages 22 & 23 of the Annual Report

By order of the Board

I.M. Gilmour

I M Gilmour
SECRETARY

Dated this 18th day of September, 2002 at Sydney

Admission to Meeting, Voting Rights and Proxies

- Members who will be attending the meeting are asked to bring the bar-coded Shareholder Admission Card to the meeting to allow for prompt registration.
- Members who are unable to attend the Meeting are encouraged to complete and return the Proxy Form which accompanies this Notice of Meeting. The Proxy Form includes detailed instructions for its completion.
- A Member entitled to attend and vote at the Meeting is entitled to appoint a maximum of two Proxies as the Member's Proxy. The Proxy/Proxies need not be Members of the Company.
- Where two Proxies are appointed, each Proxy must be appointed to represent a specified proportion of the Member's voting rights. In default, if no proportion is stated each Proxy will represent half.
- On a show of hands, only the First Proxy may vote. However, the Proxies will be unable to vote on a show of hands if they have been directed to vote in two different ways.
- The Proxy Form must be signed by the Member or the Member's Attorney.
- If the Member is a corporation, the Proxy Form must be executed in accordance with section 127 of the *Corporations Act 2001* (Cth) or its Constitution or by its Attorney/Representative appointed in writing by the Member.
- If the Proxy Form is executed under Power of Attorney then the Power of Attorney under which it is signed or a notarially certified copy must either have been lodged with the Company or be enclosed with the Proxy Form.
- If a Member which is a corporation chooses to appoint a representative to attend the Meeting on its behalf then such appointment must be executed by the corporation in accordance with section 127 of the *Corporations Act 2001* (Cth) or its Constitution or by its Attorney and delivered to an officer of the Company at least 48 hours prior to the commencement of the Meeting.
- To be valid, Proxy Forms must reach the Registered Office of the Company in Sydney, or the Auckland Office of the Company set out at the head of the Proxy Form, not later than 48 hours prior to the time for the commencement of the Meeting. Proxy Forms may be lodged by facsimile transmission to the facsimile numbers set out at the head of the Proxy Form.
- Proxy Forms which are received by the Company after the deadline for the closing of Proxies will be invalid.
- The Company has determined in accordance with section 1109N of the *Corporations Act 2001* (Cth) and also in accordance with Clause 8.3A.1 of the SCH Business Rules that, for the purpose of voting at the Meeting, shares will be taken to be held by Members who held them at End of Day for Wednesday, 6th November, 2002.

Goodman Fielder

Goodman Fielder Limited ACN 000 003 958

Goodman Fielder

4th October, 2002

Dear Shareholder,

I am pleased to invite you to the Annual General Meeting of Goodman Fielder Limited which is to be held at 10.00am on Friday, 8th November, 2002 at the Wesley Centre, 220 Pitt Street, Sydney.

Business of the meeting

The Notice of Meeting is attached and you will notice that apart from discussing the performance of the Company for the year, there are only three items of Ordinary Business which covers the re-appointment of three Directors. There is no Special Business to be put before the Meeting.

Recommendation

The Directors recommend the passing of each Resolution.

Dividend

A final dividend of 4 cents per share in respect of the 2001/2002 year was declared by Directors on 6th September, 2002. This dividend was paid on 4th October, 2002.

Annual Report

The Company's Concise Annual Report is included with this invitation.

I would welcome your attendance at the Meeting and your support. Registration commences at 9:00am. Please bring along your Proxy Form as identification and to enable efficient registration using your personal shareholder barcode printed thereon. If you are unable to attend the Meeting, to exercise your vote on the business of the meeting, I encourage you to complete and return the attached Proxy Form.

Yours sincerely,

R K Barton
CHAIRMAN

Goodman Fielder Limited ACN 000 003 958 Level 6, 75 Talavera Road, Macquarie Park, Sydney, NSW 2113 Australia
Locked Mail Bag 2222, North Ryde Post Office 2113 Telephone (02) 8874 6000 Facsimile (02) 8874 6099

Instructions for completion of Proxy Form

To assist you in exercising your right to vote your shares at the Annual General Meeting, you are encouraged to appoint a Proxy, or a maximum of two (2) Proxies by completing this Proxy Form. Please do not complete this Proxy Form if you plan to attend the Meeting. When attending the Meeting, you should bring the attached Shareholder Admission Card with you to allow for prompt registration. Please note if you only hold Employee Shares and /or Options in the Company, this form is provided for information purposes only. You are not entitled to vote and should not complete this Proxy Form.

Address
Please check that the address of your shareholding is correct. If incorrect, please amend and initial.

Appointment of Proxy/Proxies
Insert the name(s) and address(es) of the person(s) you wish to appoint as Proxy/Proxies. A Proxy need not be a member of the Company. Your Proxy will be invalid if you appoint yourself. If you wish to appoint a Second proxy, refer to the section on "Appointment of a Second Proxy".

OR
If you wish to appoint the Chairman of the Meeting to act as your Proxy you should not complete the Appointment of Proxy/Proxies section.

Signing instructions
This Proxy Form must be signed by the member or by the member's Attorney. For joint holdings each holder must sign. If the member is a corporation, the Proxy Form must be executed in accordance with its Constitution or by its Attorney appointed in writing by the member. If this Proxy Form is executed under Power of Attorney, then the Power of Attorney under which it is signed or a notarially certified copy must either have been lodged previously with the Company or be enclosed with the Proxy Form.

Voting instructions (optional)
a) If you desire your Proxy to cast all of the votes which may be cast by that Proxy in respect of an item of business in a particular manner on a poll, you should place a tick or a cross or other sufficient indication of your intention in the relevant box applicable to that Proxy in the "For", "Against" or "Abstain" column in respect of that item of business.

b) If you desire your Proxy to cast some only of the votes which may be cast by that Proxy in respect of an item of business in a particular manner, you should place in the relevant box applicable to the number of votes to be cast in that manner on a poll OR the percentage of the total votes which may be cast by that Proxy on a poll.

c) If in respect of any item of business you do not direct your Proxy how to vote, your Proxy may vote or abstain from voting as they may think fit.

Appointment of a Second Proxy (optional)
If you appoint two (2) Proxies, each Proxy must be appointed to represent a specified proportion of your votes. Only the First Proxy may vote on a show of hands. If you have indicated your intention in accordance with (a) above that indication is also an instruction to the Proxy (or the First Proxy if two are appointed) to vote in that manner on a show of hands. If you have indicated your intention in accordance with (b) above, the Proxy (or the First Proxy if two are appointed) may, but is not obliged to, cast a vote on a show of hands.

Appointment of corporate representatives
If a member which is a corporation chooses to appoint a representative to attend the Meeting on its behalf, then such an appointment must be executed by the corporation in accordance with the Law or by its Attorney and delivered to an officer of the Company at least 48 hours prior to the commencement of the Meeting.

Receipt of Proxy Forms
To be valid, Proxy Forms must be received at the Registered Office of the Company in Sydney or the Auckland Office address of the Company set out at the head of the Proxy Form, not later than 48 hours prior to the time for the commencement of the Meeting. Proxy Forms may be lodged by facsimile transmission to the facsimile numbers set out at the head of the Proxy Form. Proxy Forms received late will be invalid.

In order to facilitate the return of your completed Proxy Form, one of the following are enclosed:
Shareholders in Australia or New Zealand - Reply paid envelope.
Shareholders in all other countries - Airmail pre-addressed envelope.

Goodman Fielder

Registered Office
Level 6, 75 Talavera Road,
Macquarie Park
Sydney, NSW 2113,
Australia

Tel (02) 8874 6000 **Fax** (02) 8874 6099

Auckland Office
C/- Goodman Fielder New Zealand Ltd
124 Wiri Station Road,
Manukau City,
Auckland, New Zealand

Tel 64 9 262 8715 **Fax** 64 9 262 8899

Goodman Fielder

Goodman Fielder Limited ACN 000 003 958
Incorporated in New South Wales

Australian & Principal Registrars
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney, NSW 2000 Australia
GPO Box 7045
Sydney, NSW 1115 Australia
Phone (03) 9611 5711
Fax (02) 8234 5088
Toll Free 1 800 060 547
(inside Australia)

New Zealand Registrars
Computershare Investor Services Pty Ltd
Level 2, 159 Hurstmere Road,
Takapuna, North Shore City, NZ
Private Bag 92119
Auckland 1020, New Zealand
Phone 6 49 488 8700
Fax 6 49 488 8787
Toll Free 0 800 805 353
(outside Auckland metropolitan area)

Proxy Form

Annual General Meeting of members to be held at **10.00am on Friday, 8th November, 2002**, at the Wesley Centre.

YOUR VOTE IS IMPORTANT

For instructions on how to complete this Proxy Form refer to previous page.

Member(s)

hereby follows my/our

Appointment of Proxy

the Chairman of the meeting (mark with an 'X')   OR   Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting

or failing the above named person(s), the Chairman of the Meeting as my/our Proxy/Proxies to vote and act for me/us on my/our behalf at the Annual General Meeting to be held on 8th November, 2002 and at any adjournment.

Resolutions (Please mark with an 'X' to indicate your directions)

Ordinary Business		For	Against	Abstain
1 Receipt of Accounts and Reports				
2 Appointment of Directors	a) Dr R K Barton			
	b) Sir Ross Buckland			
	c) Mr J R Grant			

Appointment of Second Proxy (OPTIONAL)

I/We wish to appoint a second Proxy

Mark with an 'X' if you wish to appoint a second Proxy   AND   %   OR   State the percentage of your voting rights or the number of securities for this Proxy Form

Signature of member(s)

Signature	Signature	Signature
Dated	Date	Date
/ / 2002	/ / 2002	/ / 2002

GMF